

82-4575

12g3-2(b)

RECEIVED
2006 APR -6 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE



MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese


06013365

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 3th April 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of March.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it





Today Telecinco our controlled company has disclosed the following press release

Madrid, 1 March 2006

As, in accounting terms, Grupo Publiespaña's integration occurred as from 1 April 2004, the 2004 results provided for comparison purposes are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.
The consolidated financial information provided for both 2005 and 2004 are in accordance with International Financial Reporting Standards (IFRS), which are applicable to Telecinco as of 1 January 2005 and in force at the date of publication.

Record revenues, operating margin and net profit

TELECINCO REPORTS ALL-TIME BEST RESULTS WITH A 35.5% NET PROFIT GROWTH TO €290.33 MILLION

- **Record net profit at €290.33 million**
- **Gross operating margin (EBITDA) climbed 40.8% from 2004 to €423.26 million**
- **Grupo Publiespaña's gross television advertising revenue rose 15.7%, hitting a new record at €909.98 million.**
- **For the second year running, Telecinco is the leader by total annual audience share with 22.3%**
- **The channel also leads the prime-time slot (20.30-24.00) with an audience share of 23,5% and the commercial target with a 24.7% share.**

As to the profit and loss account, Telecinco reported record net advertising revenues of €870.95 million, up by 18% from €738.38 million reported in 2004.

The gross operating margin (adjusted EBITDA) reached €423.26 million, up by 40.8% on 2004.

Pre-tax profit leapt from €301.77 million in 2004 to €421.46 million, an increase of 39.7%.

Profit after taxes was €290.33 million, up 35.5% on 2004 and the all-time high in Telecinco's history.

The notable growth of television advertising spending in 2005 added to Grupo Publiespaña's skilful management to end the year as the leader by turnover

with record gross advertising revenues of €909.98 million (including gross television revenues from the subsidiary company Publimedia Gestión), representing an increase of 15.7% on full-year 2004.

These record figures are a direct result of Telecinco's undisputed audience leadership, brilliant management of advertising space and successful efforts to control costs, which grew by only 3.9% in line with inflation, as in recent years, despite cost pressures from increased competition and higher advertising turnover.

Telecinco was the leading television channel in Spain for another year running with a 22.3% share

Telecinco headed 2005's total audience figures for the second year running. With an average audience share of 22.3%, Telecinco improved its mark by 2 decimal points over 2004, when the channel became the first private channel to beat TVE1's traditional leadership.

Average audience share in 2005

	Telecinco	TVE 1	Antena 3 TV
Share 2005	22.3%	19.6%	21.3%
Share 2004	22.1%	21.4%	20.8%

For the seventh year running, the channel had the largest share of the commercial target with 24.7%.

The time slot concentrating the highest television consumption and advertising investment was also led by Telecinco. In this all-important time slot, the gap with competitors continued to widen. Telecinco was the primer time leader in 2005 with a 23,5% share - up 0.4 points on 2004.

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco:

"We are reporting on 2005 with the satisfaction of obtaining these results in a year that proved challenging and difficult because of the legal and political developments that shook the industry. We have overcome the obstacles and widened the profitability gap with our competitors with outstanding audience shares that have not had an effect on our successful cost control policy, which is unparalleled in the Spanish television industry."

"In the most difficult year from the point of view of external developments, Telecinco's management has secured record results by focusing on the television business. The effort we have made for our shareholders has paid off", said Paolo Vasile.

Giuseppe Tringali believes that ***"these results crown the work Publiespaña has been doing over the last four years, which has resulted in a 50% growth of turnover during this period, as well as a new approach to media buying in Spain, a shift from a commodity product to a diversified, innovative and quality offering. This evolution has taken us closer to media buyers and clients, in whose advertising campaigns we are playing an increasingly active role. We will continue developing this approach in 2006".***

Madrid, 1 March 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



PRESS RELEASE

PUBLITALIA ANNUAL RESULTS 2005

Revenues for Mediaset channels up by 3% ON 2004

A meeting was held today, under the Chairmanship of Giuliano Adreani, of the Board of Directors of Publitalia '80 S.p.A. (the exclusive advertising sales arm of Mediaset), to examine and the annual report for 2005.

Publitalia ended 2005 with **an increase in total advertising revenues** of **3.3%** on the previous year.
Revenues for the Mediaset channels increased by 3% compared with 2004, a result that was markedly better than the television market which, excluding the contribution of Publitalia, grew by 1.9%.

The company's total **gross revenues** came to **€2,988.2 million,** while **operating costs**, that totalled €137.9 million, were down on the previous year.

Profit after taxes came to €94.4 million, an increase of 9.1% compared with 2004.

Cologno Monzese, 8 March 2006

Department of Communications and Media Relations
Tel. +39 0225149579 - Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008 - Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



PRESS RELEASE

Mediaset Group: Consolidated 2005 Results

Net revenues: €3,678.0 million
Operating profit: €1,244.1 million
Net profit: €603.4 million
Operating profitability: 33.8%
Proposed dividend of €0.43 per share

Advertising Revenues and Ratings

ITALY
Publitalia's TV advertising revenues: +3.0%
Ratings: Mediaset channels lead in the 15-64 age range

SPAIN
Publiespana's TV advertising revenues: +15.7%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2004, prepared in conformity with new obligatory international standards (IAS/IFRS) for the preparation of the consolidated accounts of European listed companies introduced in 2005.

2005 produced the Mediaset Group's best results since its stock exchange listing in 1996.
This was largely due to the performance of the television activities of Mediaset and Telecinco in the company's two reference markets (Italy and Spain).

In Italy, in particular, **Publitalia 80's television advertising sales** for Mediaset's three channels grew in 2005 **by 3.0%** to reach **€2,955.9 million**, compared with the €2,869.1 million of the previous year, a result that was markedly better than the growth in the television market as a whole which, excluding Publitalia, grew by 1.9%.

There were also excellent results in terms of ratings. In **the early evening slot** Mediaset channels achieved a **share of 42.8%**, an improvement on the figure for 2004 (+0.5%).



Mediaset also strengthened its **national leadership** among its reference audience **viewers in the 15 to 64-age range**, that comprise 70% of the Italian population and on whom 80% of advertising investments are targeted. **Mediaset's three channels are the overall leader in this premium audience band with 44.7% in prime time and 43.9% over the 24-hours**. Canale 5 as also the overall leader with ratings of 24.1% in prime time and 23.5% in the 24-hours.

On the digital terrestrial front, the new **pay-per-view** resulted in the sale during 2005 of more than **1.7 new re-chargeable pre-paid "Mediaset Premium" cards** and around **2 million re-charges,** for a total amount of **€80 million.**

Also **in Spain** the **Telecinco Group** generated excellent results in 2005.
In particular, the advertising arm, Publiespana, saw **advertising sales grow** by **15.7%** compared with 2004, reaching **€910.0 million**, a result that was markedly above both the Spanish advertising market average (+8.0%) and the television average (+10.1%).
In terms of ratings, Telecinco confirmed its leadership position with an average share over the **24-hours of 22.3%.**
In the commercial target (16-59-year-olds) Telecinco consolidated its undisputed leadership, with a **24.7%** share **in the 24-hours** and **26.2% in prime time**.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The following results give a brief overview of the Group's performance in 2004:

- **Consolidated net revenues** rose by **7.5%** to **€3,678.0 million** compared with the €3,421.6 million in 2004.
- **Operating profit (EBIT)** came to **€1,244.1 million, an increase of 14.1%,** net of amortisation and depreciations of €808.7 million (€1,090.5 million in 2004). Operating profit as a proportion of total consolidated revenues **(operating profitability)** rose from 31.9% in 2004 to **33.8%** this time.
- **Net profit grew by 9,8%** from the €549.6 million of 2004 to **€603.4 million** for 2005.
- The Group's **consolidated net financial position** went from +€62.0 million at 31 December 2004 to -€358 million at 31 December 2005. The change was due to the €400 million used to exercise the share buy back plan.
  In particular the Group's characteristic **cash generation**, net of equity investments, share buy backs and dividend payouts, was €506.9 million (€708,2 million in 2004).



A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- the **consolidated net revenues** of the Group's activities in Italy in 2005 recorded **an increase of 4.5%** compared with the previous year, rising from €2,629.4 million to **€2,748.1 million**.
- **operating profit (EBIT), including a** capital gain of €40.9 million deriving from the sale of a 1.9% stake in Telecinco, **grew by 4.1%** to **€828.7 million**, compared with the €795.7 million of 2004.
- **pre-tax profit** grew by 4.6%, from the €744.4 million of 2004 to **€778.6 million** this time, including the write down of the 2.73% stake in Hopa SpA effected to bring into line the cost with the sum realised by the sale of the stake in December 2005.
- **net profit** totalled **€454.8 million** compared with €438.3 million for 2004, (+3.8%).

Spain

- in 2005 the **consolidated net revenues** generated by the Telecinco Group came to **€931.1 million, an increase of 17.4%**, compared with the previous year.
- **operating profit (EBIT)** rose from the €294.9 million of 2004 to **€413.3 million** for 2005 (+40.1%).
- **pre-tax profit** for the period came to **€421.5 million,** compared with the €301.8 million of the previous year (+39.7%).
- **net profit** rose from the €214.2 million of 2004 to **€290.3 million** for 2005 (+35.5%).

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2005 with a **net profit of €1,411.8 million**, compared with the €401.9 million of 2004, after amortisation and depreciations for €38.3 million. The marked increase is in large part due to the capital gain (€851.0 million of the more than one thousand euro increase)) from the inter-group transfer of 25% of Gestevision Telecinco to Mediaset Investimenti SpA. This operation, approved by the Board of directors on 8 November 2005, was aimed at simplifying the chain of control in Telecinco and the consequent concentration of the entire stake in a single Italian company, wholly-owned and controlled by Mediaset S.p.A..



DIVIDEND PROPOSAL

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 19, on first calling, or, if necessary, on second calling, on April 20, a **dividend of €0.43 per share (+13%)**.
The dividend will be payable from 25 May 2005, with coupons available from 22 May 2003 (Coupon N°. 10).

FORECAST FOR THE YEAR

On the basis of indications regarding the trend in revenues and costs in the main areas of business in the first months of the year, the Group is expected to end 2006 with a further improvement, both in terms of operating profit and cash generation.

Italy

- Revenues: Trends in the advertising market in the first months of 2006 show a certain continuity with the situation in 2005. In fact. Many of the difficulties noted in the last year persist, in particular in the FMCG sector and a fall in consumer spending.
  Nevertheless, a comparison of the **first quarter** for **Publitalia** is positive and should lead to an **increase in advertising sales of between 2% and 3%**. In fact, if initial signs of a recovery in consumer spending are confirmed, this could form the basis for an even more dynamic situation in the second half of the year. A positive performance is also foreseen for **Mediaset Premium,** as a result of the pay-per-view offer for Serie A football matches, *Grande Fratello 24 ore* and *la Fattoria*: since its launch in July 2005 1.9 re-chargeable cards and 2.1 million re-charges have been sold.

- Ratings: in the first two months of 2006 the Mediaset channels obtained a 42.5% prime time share and 41.2% in the 24-hours.
  Mediaset's channels confirmed their undisputed leadership in the commercial target (15-64-year-olds) beating its rival Rai in all the time bands. In the same target Canale 5 maintained its advantage over Rai1 with a gap of more than 4 points in the share in all the reference bands.

Spain

- In **Spain,** in a context that continues to be characterised by positive trends in the advertising market, Telecinco, with a renewed offer of programmes that has been successfully launched in the first two months of 2006, aims to consolidate its leadership on the advertising side and in terms of audience in all the targets in the main time bands.



CORPORATE GOVERNANCE

The Board of Directors, in the context of a review of its governance, aimed also at encouraging greater shareholder participation, has agreed that the time is right, at the forthcoming AGM, to modify the company's statute to ensure conformity with new norms introduced by the law on savings.
Such modifications will include a reduction to 2.5% of the share capital as the minimum level for the presentation of lists of nominations to the Board and the new role of director responsible for the preparation of corporate accounts. The statute will also be modified, bringing it into line with the aforementioned law, only subsequent to the issue by Consob of norms concerning implementation.

SHARE BUY BACKS

The Board of Directors of Mediaset will ask the forthcoming AGM to renew authorisation to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2000-2002, 2003-2005 and 2006-2008;
b) to conduct operations for trading, coverage or arbitrage purposes.
c) conduct investment operations in liquidity.

Given the importance of operating in the company's shares, the Board of Directors has agreed that it will ask the shareholders for the cancellation of shares in the portfolio only when the total reaches 10% of the share capital,

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The company's current share capital of €614,238,333.28, is divided into 1,181,227,564 ordinary shares and, on 27 February 2006 the company had in its portfolio. 43,674,000 shares, corresponding to 3.71% of the share capital; Mediaset's subsidiary companies do not hold shares in the parent company.

The proposal foresees the attribution to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2006, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The



above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 200/2002 and 2003/2005, as approved by the Shareholders on 20 April 2000 and 16 April 2003 respectively, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders will also be asked to authorise, as per Art: 2357 *ter* of the Civil Code, the Board of Directors, within the terms of the law and norms that may be introduced from time to time, and the regulations issued by Borsa Italiana and in conformity with relevant European norms, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2000/2002, 2003/2005 and 2006/2008. The present authorisation applies to the period of validity established by the stock option plans;

b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:

   i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

   ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.



Cologno Monzese, 14 March 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor



Highlights from the consolidated income statement

in €m

	2005	2004
Consolidated net revenues	**3,678.0**	**3,421.6**
Labour costs	441.0	406.7
Procurement, services and other costs	1,227.3	1,046.2
Operating costs	**1,668.3**	**1,452.9**
Gross operating profit	**2,009.7**	**1,968.7**
Amortisation and depreciations	808.7	878.2
Operating profit	**1,201.0**	**1,090.5**
((Losses)/gains from equity disposals	43.1	-
EBIT	**1,244.1**	**1,090.5**
Financial income /(charges)	1.9	18.0
Income/(charges) from investments	(43.8)	(62.4)
Profit before taxation	**1,202.2**	**1,046.1**
Income taxes	(454.6)	(393.6)
Net profit from operations	**747.6**	**652.5**
(Net profit from discontinued activities)	-	-
(Minority interest (profit)/loss	(144.2)	(102.9)
Profit for the Mediaset Group Mediaset	**603.4**	**549.6**

Highlights from the consolidated balance sheet

in €m

	31/12/2005	31/12/2004
Television rights	2,086.5	1,996.5
Goodwill and consolidation differences	368.8	396.4
Other tangible/intangible assets	852.8	621.9
Financial assets	216.3	249.0
Net working capital & other assets/liabilities	(155.4)	(113.5)
Severance indemnity reserve	(132.0)	(115.9)
Net invested capital	**3,237.0**	**3,034.4**
Net Group assets	2,593.9	2,865.3
Shareholders' equity and minority interest	285.1	231.1
Net assets	**2,879.0**	**3,096.4**
Net financial position	**(358.0)**	**62.0**

MEDIASET

Mediaset S.p.A.
www.mediaset.it
Registered office in via Paleocapa 3, 20121 Milan (MI)
Share Capital Euro 614,238,333.28
Entered in the Milan Companies Register
Fiscal Code and VAT number 09032310154

Notice of convocation of the General Shareholders' Meeting of Mediaset S.p.A.
ISIN IT0001063210

The Shareholders of Mediaset S.p.A. (ticker MS) who hold ordinary shares (ISIN IT0001063210 - Sedol 5077946) or ADR (CUSIP 584469407) are called to an Ordinary and Extraordinary General Meeting, in Cologno Monzese (Milano), Via Cinelandia 5, on Wednesday April 19, 2006, at 10.00 am, at first call, and on Thursday April 20, 2006, same time and place, at second call, to vote on the following items on the

Agenda

Ordinary General Meeting:

A. **Balance sheet as of December 31, 2005**
   1. Approval of the Balance sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions
   2. Approval of the allocation of operating profit; pertinent resolutions

B. **Presentation of the Consolidated Balance Sheet as of December 31, 2005; Reports of the Board of Directors and Independent Auditors**

C. **Appointment of the new Board of Directors**
   3. Establishment of the number of Board Directors
   4. Establishment of their period in office
   5. Establishment of Board Directors' emoluments
   6. Appointment of the Board of Directors
   7. Appointment of the Chairman of the Board of Directors

D. **Proposal to establish a "Stock Option" plan**
   8. Proposal to establish a "Stock Option" plan in favour of the employees of the Company and its susidiaries; pertinent resolutions

E. **Authorisation for the Board of Directors to purchase and sell the Company's own shares**
   9. Authorisation for the Board of Directors to purchase and sell the Company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions

Extraordinary General Meeting:

F. **Proposal to amend the Company by-laws**
   10. Proposal to amend the following articles of the Company by-laws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28 December 2005. Renumbering of the articles in the by-laws and adoption of the new text in its entirety.

Shareholders will be eligible to attend the meeting who have applied to the stock broker who has custody of their shares for the issue of the appropriate statements pursuant to the law and the Company by-laws, at least two days before the meeting.

Shareholders will be asked to vote separately only on the motions indicated with a progressive number in the agenda set forth above. All resolutions shall be approved by the holders of ordinary shares in the Company and by the holders of savings shares which represent ordinary shares in the Company.

With the exception of the motions contained sub letter C), about which the Board of Directors does not express an opinion, the Board advises shareholders to vote in favour of all the proposals contained in the agenda set forth in this document.
Shareholders may consult all documents illustrating the proposals contained in the agenda on the Company's website (www.mediaset.it) and on the Italian stock market website (Borsa Italiana S.p.A., www.borsaitaliana.it). Shareholders also have the right to obtain a copy of said documents.

Specifically, the following documents will be made available to Shareholders:

- the draft balance sheet and consolidated statements as of December 31, 2005, and relative Board of Directors' Reports, from March 24, 2006;
- the report of the Board of Statutory Auditors to the General Meeting, from March 29, 2006;
- the reports of the independent auditors on the corporate balance sheet and consolidated financial statements, from March 29, 2006;
- the report of the Board of Directors to the General Meeting illustrating the items on the agenda, from March 24, 2006;
- the annual report of the Board of Directors on Corporate Governance 2006, from March 24, 2006;
- the current By-Laws of the Company (already available).

Pursuant to art. 17 of the Company by-laws, the members of the Board of Directors will be appointed by list vote. Each shareholder may present or jointly present only one list and each candidate may appear in only one list for the purposes of eligibility. Shareholders who alone or with other shareholders represent at least 5% of the share capital may present voting lists. The lists, complete with the candidates' professional resumes and signed by the presenting shareholders, must be deposited with the Company's registered office at least 5 (five) days before the date of the General Meeting at first call, or in other words no later than April 13, 2006. The Company, and the Corporate Affairs Office on its behalf, are available as of this moment to receive said lists. Within the same term of 5 (five) days, candidates must present statements of acceptance of their candidacy and declare, on their own responsibility, that none of the causes of ineligibility or incompatibility pursuant to the law apply, and that they satisfy the legal requirements and rules applying to Board Directors. Shareholders who present voting lists must present documentation certifying that they are shareholders on a prior basis to the General Meeting and no later than the time of the start of the meeting.

The lists of candidates for appointment to the Board of Directors presented by Shareholders will be published at the expiry of the term for the presentation of lists on the Company website (www.mediaset.it).

Shareholders are reminded that they have the right, pursuant to article 2373 of the Italian Civil Code, to attend the general meeting and exercise their voting rights by proxy; natural persons appointed to represent shareholders individually may not represent more than 200 shareholders.

To facilitate the verification of their powers of proxy, persons who intend to attend the General Meeting as the proxies of Shareholders or other assigns, may send documents proving that they have such powers to the Company's Corporate Affairs Office; said documents must nevertheless be presented for the purposes of receiving accreditation to attend the General Meeting.

The Mediaset Corporate Affairs Office is available to provide any further information required on: tel. +39 02 25149588;
fax +39 02 25149590 and at email address:
direzione.affarisocietari@mediaset.it.

Shareholders are invited to make their way to the meeting before the starting time to facilitate registration. The accreditation of meeting attendees will begin one hour before the start of the meeting.

Chairman
Fedele Confalonieri



2005 Full Year Results


MEDIASET

Milan, 14th March 2006





Group

MEDIASET

Fedele Confalonieri
Chairman

MEDIASET GROUP | Consolidated Results

(Euro ml.)	2004	2005	Δ %
Net Consolidated Revenues	3,421.6	3,678.0	+7.5%
EBIT	1,090.5	1,244.1	+14.1%
NET PROFIT after Minorities	549.6	603.4	+9.8%
Dividend per Share (Euro)	0.38	0.43	+13.2%


Group
MEDIASET
Fedele Confalonieri
Chairman

MEDIASET GROUP | Shareholding


Mediaset Shareholding
(Estimates at 31/12/ 2005)
MARKET
64.5%
FININVEST
35.5%
Geografical Breakdown (64.5%)
(Estimates at 31/12/ 2005)
Others*
5.5%
UK
7.9%
Usa
20.8%
Italy
10.7%
France
2.8%
Germany
1.7%
Retail
15.1%

* o/w 3.6% Buyback


Group
MEDIASET


Group
MEDIASET
Fedele Confalonieri
Chairman



Broadcasting

MEDIASET

Pier Silvio Berlusconi
Vice President



MEDIASET | From Commercial TV to Media Company


MEDIASET
Core Business
DVB-H
(2006)
Digital
Terrestrial
Television
(2004)
Pay per View
(2005)

MEDIASET 2005 | Audience Share growth vs 2004

MEDIASET

- Prime Time audience increase: 42.8% (individuals)
- Leader on Commercial Target (15-64 years) in 24Hours

Canale 5

- Prime Time audience increase : 22.5% (individuals)
- 1st Channel on Commercial Target (15-64 years): 23.5%, in 24Hours

Italia 1

- 3rd Channel in Prime Time in the last 3 years: 11.5% (individuals)
- 1st Channel on Kids Target (4-14 years), in 24Hours
- 2nd Channel on Young Target (4-34 years), in 24Hours

Canale 4

- Stable audience share in Prime Time : 8.9% (individuals)

Source Auditel

MEDIASET 2005 | Audience Share gain on Individuals …

Prime Time – Individuals

2005 vs. 2004 (Δ% audience share)


MEDIASET
+ 0.5
- 2.2
Rai

Source Auditel, 2005 from 2nd January to 31st December


Broadcasting
MEDIASET
| 10 |

MEDIASET 2005 | …. and Commercial Target

Prime Time – Commercial Target

2005 vs. 2004 (Δ% audience share)


MEDIASET
+ 1.1
- 2.8
Rai
Total Audience
-3.1

Source Auditel, 2005 from 2nd January to 31st December, Commercial Target (15-64 years)


Broadcasting
MEDIASET

MEDIASET 2005 | Leadership on Commercial Target

Commercial Target

% audience share


MEDIASET
43.9
Rai
39.9
24 Hours
MEDIASET
44.7
Rai
41.8
Prime Time

Source Auditel, 2005 from 2nd January to 31st December, Commercial Target (15-64 years)

MEDIASET 2003-2005 | "Audience Guaranteed Period"

Prime Time – Commercial Target (15-64 years)



Rai
44.9%
MEDIASET
44.8%
45.3%
MEDIASET
Rai
41.5%
Autumn 2003
Spring 2006 (*)

Source: Auditel

* Up Until 25th February 2006

MEDIASET 2001-2005 | 4-year Business Efficiency


153
+11.2% CAGR
Tv Operating Profit
120
+4.6% CAGR
Tv Advertising Revenues
100
Total TV Costs
104
+1.0% CAGR
2001
2005

from 2004 IAS/IFRS

MEDIASET 2006 | Editorial Strategy

- Focus on the Commercial Target
- US Movie Rights: from Canale 5 to Italia 1
- Increase of Italian Fiction and In-house Production on Canale5
- Earlier start of the "Audience Guaranteed Period"

MEDIASET | From Commercial TV to Media Company


DVB-H
(2006)
MEDIASET
Core Business
Digital
Terrestrial
Television
(2004)
Pay per View
(2005)

TV PLATFORM | 2004 Competitive Scenario

Free TV

Rai La7 Local Tv Stations

Satellite TV

SKY

Cable TV

FASTWEB

ADSL

Alice tiscali FASTWEB WIND

UMTS

3 TIM Vivere senza confini vodafone

MEDIASET

5 1 4

2004
DTT Mediaset

MEDIASET PREMIUM | Pay per view Content

"Serie A"



MEDIASET PREMIUM

Champions League


CHAMPIONS
LEAGUE

Reality Shows


GRANDE
FRATELLO
la fattoria

Movies


MEDIASET
PREMIUM
CINEMA

Theatre Drama


Pretty Story
of a WOMAN

MEDIASET PREMIUM | Business Results

2005: first year of activity (*)

- "Cashed-in" — 80 millions Euro
- Total PPV Costs — 56 millions Euro

As of last week:

- "Mediaset Premium" smart card sold to retailers — 1.900.000
- N. Recharges sold to retailers — 2.100.000

(*) At 31/12/2005


Broadcasting
MEDIASET

TV PLATFORM | 2005 Competitive Scenario

Free TV
Rai La7 Local Tv Stations

Satellite Tv
SKY

Cable TV
FASTWEB

ADSL
Alice tiscali FASTWEB WIND

UMTS
3 TIM Vivere senza confini vodafone

MEDIASET
5 1 4

2004
DTT Mediaset

2005
MEDIASET PREMIUM

DVB-H | Business Scheme


MEDIASET
Commercial Agreement
Mobile Operators
Content Provider
Network operator
DVB-H
TIM
- 3 Commercial Channels
- "Series A" Championship
- Champions League
3
- 3 Commercial Channels
- "Series A" Championship
- Boing (kids channel)
End Users

- Open platform
- Non-exclusive contents
- Other operators may sign agreements on the transmission capacity and contents

TV PLATFORM | 2006 Competitive Scenario

TV Free
Rai La7 Local Tv Stations

Satellite TV
SKY

Cable TV
FASTWEB

ADSL
Alice tiscali FASTWEB Wind

UMTS
3 TIM vodafone

MEDIASET

2004
DTT MEDIASET

2005
MEDIASET PREMIUM

2006
MOBILE TV DVB-H

MEDIASET | Key Development Elements

Technological know-how

Content

MEDIASET | Key Development Elements

Technological know-how


Network Operator
DVB-T
DVB-H

DVB-T

- 2 Multiplex with coverage higher than 70% Italian population
- Development of a proprietary "conditional access" system (Mediaset Premium)
- Launch of a PPV pre-paid card based system

DVB-H

- Development of a new DVB-H network
- Network Coverage of 75% by the end of 2006
- 25% of transmission capability "rent" to TIM, 75% still available

MEDIASET | Key Development Elements

Content

Content Provider

- 5,500 in-house productions hours
- 2,800 News hours
- 500 Italian fiction hours
- 500 sport production hours
- 3 years of DTT rights for 10 Series A Teams (from 2005 to 2007)

MEDIASET | "Serie A" Rights, a bet won ....


All Enchrypted rights
100%
Satellite
68%
International rights
7%
DVB-H (no exclusivity)
10%
DVB-T
15%
Already Sold to 3rd Party
DVB-H, UMTS, ADSL
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%



MEDIASET | Key Development Elements

Mediaset is the sole owner of

"All Encrypted Rights" for the 2009-2010

football season"



Competitive Advantage

MEDIASET | From Commercial TV to Media Company


Media Company
DVB-H
(2006)
MEDIASET
Digital
Terrestrial
Television
(2004)
Pay per View
(2005)
Media Company



Broadcasting

MEDIASET

Pier Silvio Berlusconi
Vice President




Advertising
MEDIASET
Giuliano Adreani
CEO

Total Italian advertising market evolution


2000, Index 100
100
97
93
95
102
105
2000
2001
2002
2003
2004
2005

Source: Nielsen AdEx on comparable media

MEDIASET | Publitalia vs. Market


2000, Index 100
121
117
MEDIASET
Publitalia Advertising Revenues
108
100
101
101
98
96
100
95
89
90
Total Advertising Market
(excluding Publitalia)
2000
2001
2002
2003
2004
2005

Source: Publitalia elaboration on Nielsen AdEx data

MEDIASET | Publitalia vs. RAI

2000, Index 100


121
117
108
101
101
100
100
88
89
87
97
97
MEDIASET
(Publitalia Advertising Revenues)
Rai
(RAI Advertising Revenues)
2000
2001
2002
2003
2004
2005

Source: Publitalia elaboration on Nielsen AdEx data

2005 Italian Advertising Market

2005 vs 2004 growth


TOTAL MARKET
+2.8%
Press
+3.5%
Radio
+0.3%
Outdoor
+3.4%
-8.3%
Cinema
TV
+2.7%
MEDIASET
+3.2%
Rai
+0.2%

Source: Nielsen AdEx estimates

2005 Italian Advertising Market

	2005 vs 2004	2005 vs 2004 (comparable media)
■ Press	+3.5%	+1.7%
■ Newspapers	+2.7%	+2.2%
■ Magazines	+4.5%	+1.0%

Source: Nielsen AdEx estimates

2005 Italian Advertising Market

	2005 vs 2004
Publitalia	+3.2%
Advertising Market (excluding Publitalia)	+2.5%
Total Advertising Market (excluding Publitalia and on comparable media)	+1.5%

Source: Nielsen AdEx estimates

MEDIASET | Publitalia Advertising Revenues


+3.0%
2,869.1
2,955.9
(Euro ml.)
2004
2005



MEDIASET | Advertising by Sector

	2005 (ml Euro)	2005 vs 2004
FINANCE/INSURANCE	125.7	+42.5%
TELECOM	371.1	+18.8%
AUTOMOTIVE	300.2	+1.8%
MEDIA & PUBLISHING	263.4	+1.8%
FOOD	771.6	-5.1%
NON FOOD	430.3	-2.5%

MEDIASET | Sector Evolution



2.7%
4.3%
Finance
TLC
12.5%
Automotive
8.2%
10.2%
Non Food
15.5%
14.5%
Food
30.8%
26.1%
Other Sectors
31.5%
32.4%
2000
2005

MEDIASET | New Client Acquisition Policy

Active Clients	
2004	1,106
2005	1,107

New Clients in 2005	
New Clients	274
Revenues	126.77 ml Euro







Advertising

MEDIASET

Giuliano Adreani
CEO






TELECINCO

ADVERTISING IN SPAIN

TELECINCO | 2005 Spanish Advertising Market

2005 vs 2004 growth


Total Adv. Market
+8.1%
TV
+10.2%
Outdoor
+4.1%
Radio
+12.9%
Press
+4.3%

Source: InfoAdex, "Conventional Media" (Publishing, radio, TV, Outdoor, Internet, cinema)

TELECINCO | Publiespana Advertising Revenues


+15.8%
777.9
901.1
(Euro ml)
2004
2005


Advertising
MEDIASET



Advertising

MEDIASET





Giuliano Adreani
CEO



Financials

MEDIASET

Marco Giordani
CFO





MEDIASET GROUP | P&L Highlights

(Euro ml.)	2004	2005	Δ%
Net Consolidated Revenues	3,421.6	3,678.0	+7.5%
EBITDA	1,968.7	2,009.7	+2.1%
EBIT	1,090.5	1,244.1	+14.1%
Group Net Profit	549.6	603.4	+9.8%

MEDIASET GROUP | P&L Consolidated Results

(Euro ml.)	2005 Consolidated	2005 Mediaset	2005 Telecinco	Consolidation Effects
Net Consolidated Revenues	3,678.0	2,748.1	931.1	(1.2)
EBITDA	2,009.7	1,434.7	575.1	-
margin	*54.6%*	*52.2%*	*61.8%*	
EBIT	1,244.1	828.7	413.3	2.2
margin	*33.8%*	*30.2%*	*44.4%*	
Net Profit	747.6	454.8	290.4	2.2
T5 Minorities	(144.2)			
Group Net Profit	603.4			


MEDIASET

2005 RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS | P&L Results

(Euro ml.)	2004	2005
Net Consolidated Revenues	**2,629.4**	**2,748.1**
Personnel Costs	(338.9)	(365.9)
Other Operating Costs	(779.4)	(947.5)
EBITDA	**1,511.1**	**1,434.7**
Rights Amortisation	(611.0)	(572.8)
Other Amortisation & Depreciation	(104.4)	(74.1)
Operating Profit	**795.7**	**787.8**
Gain (Losses) from Equity disinvest.	-	40.9
EBIT	**795.7**	**828.7**
Financial Income (Losses)	13.5	(3.9)
Associates	(64.8)	(46.2)
Pre-Tax Profit	**744.4**	**778.6**
Taxes	(306.1)	(323.5)
NET PROFIT	**438.3**	**454.8**

MEDIASET ITALIAN BUSINESS | Operations Breakdown

OLD

Analog Commercial TV	Digital Multichannel	Digital Broadcasting	Pay TV	Other non TV
■ 3 Commercial Channels (Analogue) ■ Analogue Transmission network	■ Multichannel (Boing)	■ DTT Transmission Network ■ 3 Commercial Channels (digital Transmission)	■ PPV content	■ Theme Channels ■ Multimedia ■ MediaShopping ■ Others

NEW

FTA TV	Network Operator	Pay Tv	Other activities
■ 3 Commercial Channels (Analogue and Digital) ■ Multichannel (Boing) ■ DVB-H FTA Content	■ Analogue Transmission network ■ DTT Transmission network ■ DVB-H Transmission network	■ PPV content ■ DVB-H Premium content	■ Theme Channels ■ Multimedia ■ MediaShopping ■ Others

MEDIASET ITALIAN BUSINESS | Operations Breakdown


OLD
Analog Commercial TV
3 Commercial Channels (Analogue)
Analogue Transmission network
Digital Multichannel
Multichannel (Boing)
Digital Broadcasting
DTT Transmission Network
3 Commercial Channels (digital Transmission)
Pay TV
PPV content
Other non TV
Theme Channels
Multimedia
MediaShopping
Others
NEW
FTA TV
3 Commercial Channels (Analogue and Digital)
Multichannel (Boing)
DVB-H FTA Content
Network Operator
Analogue Transmission network
DTT Transmission network
DVB-H Transmission network
Pay Tv
PPV content
DVB-H Premium content
Other activities
Theme Channels
Multimedia
MediaShopping
Others

MEDIASET ITALIAN BUSINESS | Operations Breakdown


OLD
Analog Commercial TV
3 Commercial Channels (Analogue)
Analogue Transmission network
Digital Multichannel
Multichannel (Boing)
Digital Broadcasting
DTT Transmission Network
3 Commercial Channels (digital Transmission)
Pay TV
PPV content
Other non TV
Theme Channels
Multimedia
MediaShopping
Others
NEW
FTA TV
3 Commercial Channels (Analogue and Digital)
Multichannel (Boing)
DVB-H FTA Content
Network Operator
Analogue Transmission network
DTT Transmission network
DVB-H Transmission network
Pay Tv
PPV content
DVB-H Premium content
Other activities
Theme Channels
Multimedia
MediaShopping
Others


MEDIASET ITALIAN BUSINESS | Operations Breakdown
OLD
Analog Commercial TV
3 Commercial Channels (Analogue)
Analogue Transmission network
Digital Multichannel
Multichannel (Boing)
Digital Broadcasting
DTT Transmission Network
3 Commercial Channels (digital Transmission)
Pay TV
PPV content
Other non TV
Theme Channels
Multimedia
MediaShopping
Others
NEW
FTA TV
3 Commercial Channels (Analogue and Digital)
Multichannel (Boing)
DVB-H FTA Content
Network Operator
Analogue Transmission network
DTT Transmission network
DVB-H Transmission network
Pay Tv
PPV content
DVB-H Premium content
Other activities
Theme Channels
Multimedia
MediaShopping
Others
Financial
MEDIASET
| 54 |

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	2,585.7	(1,772.4)	813.3	*31.5%*
Network Operator	137.8	(133.6)	4.2	*16.2%*
Pay TV	44.2	(55.8)	(11.6)	*n.m.*
Other Activities	92.5	(110.5)	(18.1)	*n.m.*
Intra-company Eliminations	*(112.0)*	*112.0*	-	
TOTAL	**2,748.1**	**(1,960.3)**	**787.8**	28.7%



MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2004 old	2005 old	
Total Net TV Revenues	**2,526.3**	**2,583.9**	**+2.3%**
TV Advertising Revenues	2,869.1	2,955.9	
Multichannel Adv. Revenues	-	-	
Commissions	(426.0)	(439.2)	
Other TV Revenues	83.2	67.2	
Total TV Costs	**(1,671.5)**	**(1,721.6)**	**+3.0%**
Personnel	(309.0)	(337.2)	
TV Operating Costs	(695.8)	(795.3)	
TV Rights Amortisations	(597.2)	(553.9)	
Other A&D	(76.4)	(53.0)	
Net Intra-company Items	*7.0*	*17.8*	
FTA TV Operating Profit	**854.9**	**862.3**	**+0.9%**
margin	*33.8%*	*33.4%*	

MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2004 old	2005 old	2004 new	2005 new
Total Net TV Revenues	2,526.3	2,583.9	**2,522.2**	**2,585.7**
TV Advertising Revenues	2,869.1	2,955.9	2,869.1	2,955.9
Multichannel Adv. Revenues	-	-	-	6.2
Commissions	(426.0)	(439.2)	(426.0)	(439.8)
Other TV Revenues	83.2	67.2	79.1	63.3
Total TV Costs	(1,671.5)	(1,721.6)	**(1,711.7)**	**(1,772.4)**
Personnel	(309.0)	(337.2)	(286.4)	(315.9)
TV Operating Costs	(695.8)	(795.3)	(669.5)	(774.8)
TV Rights Amortisations	(597.2)	(553.9)	(597.2)	(553.9)
Other A&D	(76.4)	(53.0)	(64.9)	(43.5)
Net Intra-company Items	*7.0*	*17.8*	*(93.6)*	*(84.2)*
FTA TV Operating Profit	854.9	862.3	**810.5**	**813.3**
margin	*33.8%*	*33.4%*	*32.1%*	*31.5%*

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	**2,585.7**	**(1,772.4)**	**813.3**	*31.5%*
Network Operator	**137.8**	**(133.6)**	**4.2**	*16.2%*
Pay TV	**44.2**	**(55.8)**	**(11.6)**	*n.m.*
Other Activities	**92.5**	**(110.5)**	**(18.1)**	*n.m.*
Intra-company Eliminations	*(112.0)*	*112.0*	-	
TOTAL	**2,748.1**	**(1,960.3)**	**787.8**	28.7%

MEDIASET ITALIAN BUSINESS | Investments


840.1 ml Euro
977.9 ml Euro
133.2*
33.9
49.7
2004
623.3
172.0**
115.3***
595.2
2005
95.4
TV Rights
PPV Rights
DTT
Technical & Immaterial

(*) o/w 67.2 ml Euro "Serie A" Pre-emption rights
(**) o/w 114.2 ml Euro for HSE
(***) o/w 36.5 ml Euro "Serie A" Option Rights

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	2004	2005
Initial Net Financial Position	**(451.4)**	**(182.3)**
Free Cash Flow from Core Activities	**466.9**	**199.6**
- Cash Flow from Operations	1,199.0	1,142.4
- Investments	(840.1)	(977.9)
- Disinvestments	1.4	36.0
- Change in Net Working Capital (CNWC)	106.6	(0.9)
Equity (Investments)/Disinvest.	(63.1)	47.8
Cashed-in Dividends from Tele5/Others	131.9	89.9
Free Cash Flow	**535.7**	**337.3**
Dividends	(271.3)	(448.8)
Treasury Shares (incl. Buyback Program)	4.7	(420.0)
Total Net Cash Flow	**269.1**	**(531.5)**
Final Net Financial Position	**(182.3)**	**(713.8)**
Final GROUP Net Financial Position	**62.0**	**(358.0)**

MEDIASET | Use of Cash

(Euro ml.)


370,5
216,2
255
283,2
123,9
247,8
219,8
247,4
282,9
271,3
466,9
448,8
1999
2000
2001
2002
2003
2004
2005
478.6
489.5
HSE Acquisition + Digitalization
(net of Disinvestment)
98.2
CNWC (ΔTaxes)
180.8
199.6
2005
2006
Dividend
FCF from Core activities
Non recurring items

From 2004 IFRS/IAS

MEDIASET GROUP | Leading Indicators

	1999	2000	2001	2002	2003	2004	2005
Ebit Margin (ROS)* (%)	27.3%	29.3%	25.0%	24.1%	26.8%	30.3%	30.2%
Net Profit (Euro ml.)	339.2	423.5	248.4	362.0	369.7	549.6	603.4
Free Cash Flow** (Euro ml.)	370.5	255.0	123.9	219.8	282.9	466.9	199.6
Earnings per Share (Euro)	0.29	0.36	0.21	0.31	0.31	0.47	0.51
Dividend per Share (Euro)	0.18	0.24	0.21	0.21	0.23	0.38	0.43 ****
Distributed Dividend (Euro ml.)	216.2	283.2	247.8	247.4	271.3	448.8	489.5****
Pay-out Ratio (%)	64%	67%	67%***	68%	73%	81%	81%

From 2004 IFRS/IAS
(*): Italian Business
(**) Italian Business, excluding Associates Investments and Tele5 Dividend
(***): excluding Kirch Media extraordinary provisions
(****): to be approved by AGM, 20th April 2006; Buyback Shares are not eligible to receive Dividends


MEDIASET

MEDIASET GROUP | Back up Slides

MEDIASET GROUP | Consolidated Results

(Euro ml.)	2005 Consolidated	2005 Mediaset	2005 Telecinco	Consolidation Effects
Net Consolidated Revenues	**3,678.0**	**2,748.1**	**931.1**	**(1.2)**
Operating Costs	(1,668.3)	(1,313.4)	(356.0)	1.2
EBITDA	**2,009.7**	**1,434.7**	**575.1**	-
Amortisation & Depreciation	(808.7)	(646.9)	(161.8)	-
Operating Profit	**1,201.0**	**787.8**	**413.3**	-
Gain from the disposal of 1,9% T5	43.1	40.9	-	2.2
EBIT	**1,244.1**	**828.7**	**413.3**	**2.2**
Pre-Tax Profit	**1202.2**	**778.6**	**421.5**	**2.2**
NET PROFIT	**603.4**	**454.8**	**290.3**	**(141.7)***

(*): Tele5 minorities

MEDIASET GROUP | Consolidated Cash Flow

(Euro ml.)	2004	2005
Net Financial Position 1/1	(198.9)	62.0
Free Cash Flow	708.2	506.9
- Cash Flow from Operations	1,601.0	1,606.8
- Investments	(995.4)	(1,137.4)
- Disinvestments	6.4	37.8
- Change in Net Working Capital	96.2	(0.3)
Treasury Shares	4.5	(444.6)
Equity (investments)/Disinvest.	(63.3)	48.2
Dividends (paid and received)	(388.5)	(530.4)
Total Net Cash Flow	260.9	(420.0)
Net Financial Position 31/12	62.0	(358.0)


MEDIASET

MEDIASET GROUP | Back up Slides

Italian Business

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	2,585.7	(1,772.4)	813.3	*31.5%*
Network Operator	137.8	(133.6)	4.2	*16.2%*
Pay TV	44.2	(55.8)	(11.6)	*n.m.*
Other Activities	92.5	(110.5)	(18.1)	*n.m.*
Intra-company Eliminations	*(112.0)*	*112.0*	-	
TOTAL	**2,748.1**	**1,960.3**	**787.8**	28.7%


Financial
MEDIASET

MEDIASET ITALIAN BUSINESS | FTA TV

(Euro ml.)	2004	2005
Total Net TV Revenues	**2,522.2**	**2,585.7**
TV Advertising Revenues	2,869.1	2,955.9
Multichannel Adv. Revenues	-	6.2
Commissions	(426.0)	(439.8)
Other TV Revenues	79.1	63.3
Total TV Costs	**(1,711.7)**	**(1,772.4)**
Personnel	(286.4)	(315.9)
TV Operating Costs	(669.5)	(774.8)
TV Rights Amortisations	(597.2)	(553.9)
Other A&D	(64.9)	(43.5)
Net Intra-company Items	*(93.6)*	*(84.2)*
FTA TV Operating Profit	**810.5**	**813.3**
margin	*32.1%*	*31.5%*

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	2004	2005
Total Net Revenues	**120.7**	**137.8**
3° Party DVB-T Revenues	13.3	17.3
3° Party DVB-H Revenues	-	-
Other Revenues	7.1	8.5
Net intra-company Items	*100.3*	*112.0*
Total Costs	**(113.5)**	**(133.6)**
Personnel	(30.4)	(32.4)
Other Operating Costs	(58.4)	(75.7)
Other Amortisation & Depreciation	(24.7)	(25.5)
Network Operator Operating Profit	**7.3**	**4.2**

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	2004	2005
Total Net PPV Revenues	**-**	**44.2**
PPV Revenues	-	35.9
Advertising Revenues	-	4.6
Other Revenues	-	4.4
Commissions	-	(0.7)
Total PPV Costs	**(18.8)**	**(55.8)**
Personnel	(0.2)	(1.1)
Other Operating Costs	-	(34.6)
Rights Amortisations and Other *D&A*	(18.5)	(1.4)
Net intra-company items	-	*(18.7)*
PPV Operating Profit	**(18.8)**	**(11.6)**



MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	2004	2005
Total Net Revenues	**86.7**	**92.5**
Thematic Channels	30.3	31.2
Multimedia	19.2	18.5
Mediashopping	10.1	12.3
Other Non-TV Revenues	27.1	30.5
Total Costs	**(90.1)**	**(110.5)**
Personnel	(21.9)	(16.6)
Other Operating Cost	(51.5)	(62.4)
Right Amortisations	(6.8)	(6.8)
Other Amortisations & Depreciations	(3.2)	(15.7)
Net Intra-company Items	*(6.7)*	*(9.1)*
Other Activities Operating Profit	**(3.3)**	**(18.1)**


TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO | P&L Results

(Euro ml.)	2004	2005
Net Consolidated Revenues	**793.4**	**931.1**
Personnel Costs	(67.8)	(75.1)
Other Operating Costs	(268.0)	(280.9)
EBITDA	**457.7**	**575.1**
Amortisation & Depreciation	(162.8)	(161.8)
EBIT	**294.9**	**413.3**
Pre-Tax Profit	**301.8**	**421.5**
NET PROFIT	**214.2**	**290.3**

TELECINCO | Investments

(Euro ml.)


155.3
10.0
2004
145.3
159.5
9.7
2005
149.8
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement

(Euro ml.)	2004	2005
Initial Net Financial Position	**252.5**	**244.3**
Free Cash Flow	**241.3**	**307.3**
Cash Flow from Operations	402.0	464.4
Net Investments	(150.3)	(157.7)
Change in Net Working Capital (CNWC)	(10.4)	0.6
Change in equity	(0.2)	(24.6)
Equity (Investments)/Disinvest.	(0.2)	0.4
Cashed in Dividends	0.9	1.1
Dividends	(250.0)	(172.6)
Total Net Cash Flow	**(8.2)**	**111.5**
Final Net Financial Position	**244.3**	**355.8**


MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.mediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.



MEDIASET

12g3-2(b)

2006 Annual Report of the Board of Directors on Corporate Governance




MEDIASET





Annual Report
of the Board of Directors
on Corporate Governance

CONTENTS

ANNUAL REPORT OF THE BOARD OF DIRECTORS ON CORPORATE GOVERNANCE

The objective of this Report is to provide annual information about the actual implementation of the model selected.

The Board of Directors of Mediaset S.p.A., by means of a Board decision of March 28th, 2000, decided to adopt the provisions included in the Code of Conduct of listed companies; company management organisation and operating practice of the company were already mostly in line with the company organisation model suggested by the Code.

In July 2002, the Corporate Governance Committee revised the Code of Conduct of listed companies and introduced some amendments that consider domestic and international best practices; the main new elements regarded independent directors, the use of confidential information, directors' emoluments, internal control and operations with related parties.

The Board of Directors of Mediaset, in its meeting of March 25th, 2003, changed its Code of conduct that had been adopted in its meeting of March, by taking into account company organisation and the attribution of powers, basically aligning itself to the Code of Conduct of listed companies.

The Board of Directors of Mediaset in its meeting of March 22nd, 2005 changed its Code of Conduct– attached below – in the light of the bylaws adopted by the General Meeting of April 27th, 2004 and the provisions introduced by the Reform of Company Law.

* * * * *

The Mediaset Group is the main Italian commercial television group and one of the main communication groups in the world. Over the years, Mediaset has reached and consolidated a leading position in its market of reference, which is commercial television, achieving absolute records in terms of economic profitability and market shares, both regarding the advertising market and television audience.

The results achieved reflect the constant commitment and the high professionalism of the whole company, aimed at achieving the common objective of value creation while respecting the environment and the world around us. The awareness of having to ensure over time the best sustainability in order to effectively pursue this objective, together with the strong awareness about the role and social responsibility linked to the particular nature of our activity, lead to constant attention by the Group in order to ensure that all interests are met – not only economic ones – of our internal and external counterparts and stakeholders.

In the Report on operations attached to the consolidated financial statements, prepared every year by the Board of Directors, Group projects – both in Italy and in Spain, through the Telecinco Group listed at the stock exchange - are described in greater detail, aimed at

safeguarding and increasing the value of the Group's human resources as well as those mainly in touch with the outer world, in order to ensure transparency of in-house organisation and decision-making processes, the protection and respect of the viewer and the citizen while exercising our specific production activities (protection of children, advertising self-regulation) and those where Mediaset is committed towards cultural promotion.

Mediaset S.p.A.'s organisation works based on the provisions included in our current bylaws, available on the company Internet site (www.mediaset.it).

Among other things, it includes the regulation of the Board of Directors, the Board of Statutory Auditors, the Executive Committee and the General Meeting, and specifically in brief:

- The company is administered by a Board of Directors consisting of five to twenty-one directors. The General Meeting decides on how many there shall be in the Board and the duration of their appointment within the time limits set by law; Directors can be re-elected. Directors are appointed by the General Meeting on the basis of lists submitted by the shareholders where candidates are given a progressive number. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, as well as having any requisites required by law and by regulations for members of the Board of Directors.

  The Board has all the powers for the ordinary and extraordinary management of the company, without any exclusion, with the power to perform all the appropriate acts to achieve and implement company objectives.

  The Board of Directors reports, also through its delegated bodies, to the Board of Statutory Auditors about its activities, as well as the most significant economic, financial and balance sheet operations performed by the company and its subsidiaries, with particular reference to operations where directors have an interest, on their own or of third parties.

The Board can assign to one of its members, also in the position of Chief Executive, all or part of its powers, with the exception of the provisions in article 23 of the ByLaws which envisages the following:

The following actions are the sole concern of the Board of Directors and may not be delegated:

- the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00;
- the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00;
- the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.=, on the

understanding that any issue over and above such limit will be decided by the extraordinary General Meeting.

Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.

If the Board of Directors consists of at least seven members, can nominate an Executive Committee, determining the number of its components, and partly or wholly ascribe all its attributions to such Committee, apart from those reserved by law to the Board of Directors. When an Executive Committee is set up, the Chairman of the Board of Directors, the Deputy Chairman or Chairmen, and the Managing Directors if appointed have the right to be included therein without this leading to an increase in the number of its components. The components of the Executive Committee remain in office for the period of their mandate as Directors.

The Board can set up other Committees, that may also comprise persons outside the Board of Directors, determining tasks, powers, any remuneration and establishing their composition and method of operation. If such Committees include people from outside of the Board of Directors, they shall only have advisory powers.

- The General Meeting elects the Board of Statutory Auditors, comprising three acting auditors and two alternate, whose mandate lasts for three years and lapses at the date of the Shareholders' Meeting called for approving the financial statements relating to the third fiscal period of their mandate. They can be re-elected.

All the auditors must be registered in the Roll of Chartered Accountants established with the Ministry of Justice and must have practiced their profession of legal auditing of accounts for a period no less than three years.

The auditors must also be in possession of all the requisites prescribed by law and current regulations, and the Board of Directors shall ascertain their validity.

The nomination of the auditors occurs on the basis of lists presented by shareholders.

The General Meeting, duly established, represents all shareholders and its resolutions, passed in compliance with the law, are binding on them, even if they did not participate or do not agree with them. The ordinary and extraordinary General Meeting is held, for the occasions and in the ways required by the law, at the company's registered office or elsewhere in Italy.

The Meeting, in first or second call, must be notified giving the day, the hour and place where it is to be held, and the subjects to be discussed. The notice may also contain the same indications for the calls subsequent to the second. Where there is no indication of call subsequent to the second, the Meetings of the third call or successive must be called within 30 (thirty) days of the previous calls, with reduction of the term established by the second paragraph of Article 2366 of the Italian Civil Code to 8 (eight) days.

The Meeting is presided over by the Chairman of the Board or, if absent, by the Deputy Chairman if nominated. If both are absent or unable to attend, then by another person designated by the majority of the shareholders present, according to the number of votes held.

* * * * *

Mediaset S.p.A. share capital is EUR 614,238,333.28, divided into 1,181,227,564 shares having a par value of EUR 0.52 each.

On March 14th, 2006, the Mediaset S.p.A. shareholders who own, directly or indirectly, more than 2% of subscribed share capital, represented by shares with voting rights, according to the shareholders' register and together with communications received and other available information, are the following:

- Fininvest S.p.A. 35.56%
- Capital Research and Management Company 7.55%.

To the company's knowledge, there are no shareholder pacts among the shareholders.

* * * * *

Regarding direction and coordination activities under article 2497 et seq. of the Italian Civil Code, subsidiaries R.T.I. S.p.A., Publitalia '80 S.p.A., Promoservice Italia S.r.l., Elettronica Industriale S.p.A. and Video Time S.p.A., Home Shopping Europe S.p.A., Media Shopping S.p.A. and Mediaset Investimenti are currently subject to direction and coordination activities by Mediaset S.p.A.

* * * * *

The General Meeting of April 16th, 2003 appointed the Board of Directors, since the previous one had reached the natural end of its term, the Chairman and the Stock Option Committee. The Board of Directors subsequently appointed a Deputy Chairman and a Chief Executive as well as the Executive Committee, the Internal Audit Committee and the Person in charge of Internal Control.

THE BOARD OF DIRECTORS: MEMBERS AND ROLE

The Board of Directors is the collective body of the company in charge of its management.

The Board meets on a regular basis and is organised and works in order to ensure effective and appropriate performance of its functions. Directors, including independent ones, constantly take part in the Board meetings. It is pointed out that the Bylaws do not envisage a minimum frequency for the Board meetings.

In 2005, the Board of Directors met six times and six meetings have already been scheduled for this year.

The Board of Directors, appointed until the approval of the annual report at December 31st, 2005, currently includes:

- 6 executive directors:

Fedele Confalonieri *Chairman*

Pier Silvio Berlusconi *Deputy Chairman*

Giuliano Adreani *Managing Director*

Mauro Crippa

Marco Giordani

Gina Nieri

- 9 non-executive Directors

Franco Amigoni

Marina Berlusconi

Pasquale Cannatelli

Paolo Andrea Colombo

Enzo Concina

Maurizio Costa

Bruno Ermolli

Alfredo Messina

Roberto Ruozi

Among non executive directors, falling within this category are:

Franco Amigoni

Paolo Andrea Colombo

Enzo Concina

Roberto Ruozi

that on the basis of the information provided by each of them and according to the definition included in article 3 of the Code attached, independent directors are non executive directors who:

a) do not have nor have recently had – either directly, indirectly or for third parties – economic relations with the company, with its subsidiary companies, with executive directors, with the controlling shareholder of the company to such an extent that their judgement may be influenced;

b) are not owners – either directly, indirectly or for third parties – of stakes for such an amount that they may take over the control or have a significant impact on the company nor participate in partnership agreements to gain control over the company;

c) are not close members of the family of the executive directors of the company nor people who are in the situations specified in letters a) and b).

Below are director or statutory auditor positions held by current members of the Board of Directors of Mediaset S.p.A., on the basis of the information provided by them, in other listed companies, financial, banking, insurance or significant companies, without those positions held by the directors in subsidiary companies or companies where Mediaset S.p.A. has a stake:

Confalonieri Fedele

Director of Arnoldo Mondadori Editore S.p.A..

Berlusconi Pier Silvio

Director of Arnoldo Mondadori Editore S.p.A. and Fininvest S.p.A..

Berlusconi Marina

Chairman of the Board of Arnoldo Mondadori Editore S.p.A. and Fininvest S.p.A.;

Director of Mediolanum S.p.A. and 21, Investimenti S.p.A..

Cannatelli Pasquale

Managing Director of Fininvest S.p.A., Director of Arnoldo Mondadori Editore S.p.A. and Mediolanum S.p.A..

Colombo Paolo Andrea

Chairman of the Board of Statutory Auditors of Sirti S.p.A., Eni S.p.A. and Saipem S.p.A., Standing Auditor of Banca Intesa S.p.A., Lottomatica S.p.A. and Nextra A.I. SGR S.p.A.;

Chairman of the Board of Directors of Partecipazioni Italiane S.p.A.;

Board Director of Aurora Assicurazioni S.p.A., Sias S.p.A. and RCS Quotidiani S.p.A..

Costa Maurizio

Deputy Chairman and Director of Arnoldo Mondadori Editore S.p.A..

Ermolli Bruno

Director of Arnoldo Mondadori Editore S.p.A., Mediolanum S.p.A. and Fininvest S.p.A..

Messina Alfredo

Chairman of the Board and Managing Director of Mediolanum Assicurazioni S.p.A. and Mediolanum Vita S.p.A.;

Deputy Chairman of Mediolanum S.p.A.;

Director of Molmed S.p.A.

Ruozi Roberto

Chairman of the Board of Mediolanum S.p.A., Retelit S.p.A., AXA Sim S.p.A., AXA Interlife S.p.A., AXA Assicurazioni S.p.A., Palladio Finanziaria S.p.A., Touring Club Italiano and UAP Vita S.p.A. and Polis Fondi SGR;

Director of Indesit Company S.p.A., Gewiss S.p.A., Data Service S.p.A.; L'Oreal Italia S.p.A., Air Liquide S.p.A. and Efibanca S.p.A.;

Chairman of the Board of Statutory Auditors of Borsa Italiana S.p.A. and Monte Titoli S.p.A..

The system of delegating powers is such as to retain, within the company organisation, the Board of Directors' central role which has, according to the Bylaws, the widest powers for the ordinary and extraordinary administration of the company, with the exception of those that must be reserved, according to the law, to the exclusive competence of the General Meeting.

The Board of Directors, as is indicated in article 1.2 of the attached Code, has the competence on the following matters:

a) examines the strategic, industrial and financial plans of the Group which it superintends;

b) attributes and revokes the proxies to the Chairman, the Deputy Chairman, the Managing Director and the Executive Committee, defining their limits and use;

c) determines, upon proposal of the Committee as per article 8.1, after hearing the opinion of the Statutory Auditors, of the emoluments for the directors in charge of special functions;

d) monitors, in its entirety, the company's operations, also based on the information received from the Executive committee, the Chairman, the Deputy Chairman, the managing Director and the Internal Control Committee, and periodically comparing the results achieved with those scheduled;

e) analyses and approves the operations with a significant economic and financial importance, with reference in particular to operations with correlated parties, as specified in article 11 below;

f) analyses changes to significant organisational and administrative aspects of the company and plays a guiding role in the organisation of the Group's companies, which it directs and coordinates;

g) in the annual report on corporate governance, presents information about how the corporate governance organisation selected is concretely implemented and about the composition and competence of the Board of Directors and the Executive Committee plus a list of directors with relevant functions, a description of the activity of the Internal Control Committee and the Stock Option Plan Committee as well as the treatment of confidential information;

h) reports to shareholders during the General Meeting.

In addition, as per the provisions of article 23 of the Bylaws and as already described above, the Board of Directors has exclusive competence on the following matters:

- the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling

companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00;

- the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00;
- the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.=, on the understanding that any issue over and above such limit will be decided by the extraordinary General Meeting.

Still according to article 23 of the Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions. If the Board of Directors is attributed authority to deliberate on matters that, by law, pertain to the Extraordinary General Meeting, the authority of the Meeting is not undermined, and still retains the power to deliberate on such matters according to article 15 of the Bylaws.

In the exercise of its powers according to the Bylaws, the Board of Directors, as described in the introduction, appointed a Deputy Chairman, a Chief Executive and an Executive Committee in 2003. Delegated activities are constantly reported to the Board of Directors and the Board of Statutory Auditors by the delegated bodies on the occasion of the Board's meetings, as per the provision of article 5 of the attached Code and article 20 of the Bylaws and by current legislation. The Chairman is traditionally appointed by the General Meeting.

Chairman of the Board

The Board of Directors granted its Chairman all ordinary and extraordinary administrative powers within a maximum limit of EUR 13,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Chairman of the Board.

Deputy Chairman

The Board of Directors granted its Deputy Chairman all ordinary administrative powers within a maximum limit of EUR 5,000,000.00 per operation, with the exception of the granting of loans and the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors. Under the Bylaws, the Company is represented by the Deputy Chairman. The Deputy Chairman replaces the Chairman and represents the company if the latter is absent or unable to participate. The actual exercise of the power of representation by the Deputy Chairman proves by itself the absence or impediment of the Chairman and makes third parties exempt from any check or responsibility with respect to this.

Managing Director

The Managing Director has ordinary administration powers within a maximum limit of EUR 5,000,000.00 per operation, and with the exclusion in any case of the granting of loans and of

the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors and of those of the Chairman. Under the Bylaws, the Company is represented by the Managing Director.

Executive Committee

Presently the Executive Committee, appointed by the Board of Directors, includes 4 members, with the Chairman, the Deputy Chairman and the Managing Director being members by right according to the Bylaws, and precisely:

Fedele Confalonieri

Pier Silvio Berlusconi

Giuliano Adreani

Gina Nieri

The Board of Directors conferred the Executive committee all ordinary and extraordinary administrative powers within a maximum limit of EUR 130,000,000.00 per operation, with the exception of the powers which, under article 23 of the Bylaws, are the sole concern of the Board of Directors.

In 2005, the Executive Committee met six times.

At the first Board meeting, the Chairman, the Deputy Chairman, the Managing Director, the Executive Committee and the directors with special functions reported information to the Board of Directors and the Board of Statutory Auditors about the progress of the projects entrusted to them and about the operations carried out under the proxies given to them. The delegated bodies also supplied appropriate information about atypical, unusual operations or operations with related parties, whose analysis and approval are not reserved to the Board of Directors and also reported to the Board of Directors and the Board of Statutory Auditors on operations in general and their foreseeable developments, as well as on the most important economic, and financial operations carried out by the company and its subsidiary companies; and about those operations where directors have an interest, whether personal or on behalf of third parties. If so required by urgency or circumstance, such information can also be communicated to those concerned in writing.

Directors are informed in advance of Board meetings on the issues on the agenda. In any case, during the Board Meetings, each issue is widely analysed and fully discussed, so that directors can take a conscious decisions on the issues on the agenda.

NOMINATION AND REMUNERATION OF DIRECTORS

The nomination of directors is regulated by article 17 of the Bylaws which require lists to be prepared by shareholders, thereby leaving all decisions regarding candidates and nominations to shareholders. No Committee for nominations has therefore been established.

The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital. The lists, accompanied by

the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call.

Based on the information provided by each Director, the Board of Directors will check their independence, with reference to the criteria mentioned in the Code of conduct.

The General Meeting determines the remuneration of all directors.

The General Meeting of April 16th, 2003 also appointed the Shareholding Plan Committee, with three non executive directors, of which one independent, and precisely:

Marina Berlusconi, Chairman

Bruno Ermolli

Paolo Andrea Colombo

In accordance with article 8 of the attached Code, the Board of Directors gave the Committee the task of submitting proposals to the Board of Directors about the emoluments of directors with special functions, also requiring that a part is linked to economic results achieved by the company and/or the achievement of other specific objectives.

Chairman, Deputy Chairman and Managing Director, as such, do not have variable remuneration.

The Shareholding Plan Committee, which acts jointly and is supported by the Chairman of the Board of Statutory Auditors which participates in the meetings without voting rights, has provided itself with rules to perform its activities.

Meetings and decisions taken are recorded in the minutes signed by all the directors attending the meeting.

In 2005 the Shareholding Plan Committee met once.

The Board of Directors also believed, in the company's best interest, that criteria for the determination of the remuneration policy of Senior Management should continue to be defined by the company entities in charge of this, considering their well established experience in human resources management, typical and unique feature of Mediaset.

Regarding the above, no Remuneration Plan has been established, since the Shareholding Plan Committee has already been established.

The General Meeting of April 16th, 2003 promoted the organisation of a new 2003/2005 Stock Option Plan with the objective to increase loyalty and responsibility of the participants in the Plan to the Group's operations and to increase their value.

The meeting above approved the creation of a 2003/2005 Stock Option Plan on company's own shares, for staff of the company, its subsidiaries and the parent company, defined by the

Shareholding Plan Committee, from among managers, journalists and heads of business units (or other company positions), with a duration of three years, as well as, if the Board of Directors considers this appropriate, the start of similar projects on shares of subsidiaries or companies where Mediaset holds a direct or indirect investment.

According to the 2000/2002 and 2003/2005 Stock Option Plans, the following stock options on Mediaset stocks were assigned:

Year 1/1 – 31/12	Number of participants to the Plan	Option rights assigned for the purchase of no. company shares	Share price	Period to exercise the option, exclusively in one single time	Check that obligations established by the Committee are met
2002	190	2,626,000	9.64	1.1.2005/30.6.2006	The rights can be exercised
2003	141	3,565,500	7.39	1.1.2006/31.12.2007	The rights can be exercised
2004	130	3,415,000	9.07	1.1.2007/31.12.2008	The rights can be exercised
2005	132	3,774,500	9.60	1.1.2008/31.12.2010	Subject to the check that constraints are met

To date, therefore, option rights have been assigned for the purchase of 9,606,500 Mediaset shares, equal to 0.81% of current share capital, whose obligations are met and of 3,774,000 shares, equal to 0.32% of current share capital, whose exercise is subject to a check that the obligations established by the Shareholding Plan Committee are met. A plan for the year 2000, with 187 participants and the assignment of option rights for the purchase of 3,229,000 Mediaset share at an exercise price of EUR 7.26, whose obligations were met, came to an end on June 30th, 2005.

INTERNAL CONTROL SYSTEM

The internal control system consists of processes that aim at monitoring the effectiveness of corporate operations, the reliability of financial information, the compliance with laws and regulations, the protection of corporate property.

The Internal Control System also aims at making sure that the internal procedures, both operational and administrative, that have been adopted to identify, prevent and manage as much

as possible financial and operational risks and fraud that could damage the company are fully applied.

The Board of Directors has entrusted the task of managing the Internal Control System to a person endowed with appropriate means, who identifies the major corporate risks and designs, manages and monitors the Internal Control System.

As a consequence of assigning such responsibility to a person in charge, neither the Board of Directors nor the Managing Director has tasks regarding the issue above.

Person in charge of Internal Control

The Board of Directors assigned the responsibility of the internal control system to Mr. Aldo Tani, in charge of the Internal Auditing department, and assigned him the responsibility for the company Internal Control System. The task of the person in charge is to identify the main company risks, design, manage and monitor the internal control system. The person in charge of control reports, within his mandate, to the Chairman, the Board of Directors, the Internal Control Committee, as well as auditors, under legal terms and ways and the rules of the Code of Conduct.

The person in charge of internal control does not report to any operational head but exclusively to the Chairman of the Board of Directors.

In 2003, the Board of Directors of Mediaset S.p.A., after completing the adjustment of its organisation, management and control model, under the provisions of Law Decree 231 of June 8th, 2001, about the "Regulation of administrative accountability of legal entities, companies and association even without a legal status" adopted the model of organisation, management and control resulting from such adjustment. The Board also established the Monitoring and Control Body, implementing the effects of article 6, first paragraph, of Law Decree 231/01, assigning this task to the person in charge of the Company Internal Control, and conferring to him all the widest powers to ensure accurate and efficient monitoring on the functioning and compliance with the model. Each subsidiary started similar projects for the adjustment of their protocols and procedures to Law Decree 231/01 – in line with the principles of the Model adopted by the parent company – considering the specific features of their organisation and the specific needs resulting from their actual business operations.

With reference to Law 62 of April 18th, 2005, which enacts EU law on market abuse, extending – with the introduction of article 25 sexies into Law Decree 231/01 – the responsibility of the entity for the perpetration "in its interest or for its benefit" of crimes relating to the abuse of privileged information (art. 184, Consolidated Law on Financial Intermediation - TUF) and market manipulation (art. 185, TUF), as well as making the entity responsible (in addition to criminal responsibility pursuant to Law Decree 231) for administrative illegalities regarding the abuse of privileged information (art. 187-bis, TUF) and market manipulation (art. 187-ter, TUF) - committed in its interest or for its benefit both by company management and by subordinates in execution of community and national regulations – CONSOB, with two resolutions approved

on November 29th, 2005, has issued two rules which introduce a series of amendments to the regulations in force on issuers and markets, with particular reference to obligations to inform the market, internal dealing, suspected operations and market manipulation.

In this regard the work group set up by Mediaset - also with the support of external consultants - has examined the new provisions of the rules and regulations and is formulating a series of proposals, with special reference to the review of the procedure previously adopted on the subject of the "Management, processing and external communication of confidential information", in addition to a series of supplements to the Organisational Model. These proposals - once adopted by all the corporate functions involved - will be submitted to the Board of Directors.

Internal Control Committee

Following the renewal of the Board of Directors, which took place at the General Meeting of April 16th, 2003, the Board of Directors appointed the Internal control Committee, with advisory and proposing functions, which consists of 3 non executive directors, 2 of which independent, and specifically:

Francesco Amigoni

Alfredo Messina

Roberto Ruozi

In particular, the Internal Control Committee, according to article 10.1 of the attached Code:

a. assesses whether the Internal Control System is appropriate and checks how it works;
b. assesses the work schedule prepared by the person in charge of the Internal Control System and receives his periodical reports;
c. together with auditors and the administrative staff of the company, assesses whether the accounting standards used are appropriate and whether they correspond to comparable criteria when preparing the consolidated financial statements;
d. assesses the figures that arise from the reports of the person in charge of the Internal Control System and from the communications of the Board of Statutory Auditors or any of its members;
e. assesses the proposals made by the independent auditors to be appointed for auditing of the company and assesses the work schedule for auditing activities and the results presented in the report and the letter of suggestions;
f. reports to the Board of Directors, at least every six months, on the occasion of the approval of the financial statements and of the interim report, about the activities performed and the quality of the Internal Control System.
g. performs other tasks which are assigned by the Board of Directors, especially in connection with relations with the independent auditors.

The Internal Control Committee has defined its operating rules.

Decisions taken are recorded in the minutes by the Committee's Secretary, the person in charge of Company Operations; the minutes are signed by all the directors attending the meeting and by the Secretary. The register of the meeting and the decisions of the Committee is held by the Committee's Secretary.

The Chairman of the Board of Directors, the Deputy Chairman and the Managing Director can take part in the works of the committee; auditors take part systematically in the Committee's meetings.

In addition, to explain specific themes, people in charge of specific company functions can be invited to the Committee's meetings.

In 2005, the Internal Control Committee met seven times, and the Committee:

- acknowledged the report prepared by the person in charge of internal control and by the Internal Auditing Department on the "Self assessment of the Internal Control system of Mediaset Group" regarding 2004 and shared the remarks included in it;
- positively assessed the "2005 work schedule" prepared by the person in charge of Internal Control;
- examined the proposal of Deloitte Consulting S.p.A. regarding method support in the new determination of employee termination indemnity according to IAS19 and decided to submit it to the Board of Directors;
- examined the proposals by Deloitte & Touche S.p.A. for support in the revision of IFRS reconciliation tables when adopting them for the first time and decided to submit them to the Board of Directors;
- examined proposals prepared by the external auditors Deloitte & Touche S.p.A., for the 2005/2007 three-year period, regarding the revision of financial statements, the audit of the Group's consolidated financial statements, with limited auditing procedures and brief examinations of the financial statements of companies in which a stake is held and for which full auditing is not mandatory, as well as the proposal regarding the limited auditing of the interim report, and decided to submit these proposals to the Board of Directors;
- received from the appropriate internal functions and from the independent auditors an in-depth report on the transition to the new IAS/IFRS international accounting principles and consequent readjustment of the 2004 income and assets results, and shared its content;
- examined the proposal of Deloitte & Touche S.p.A. regarding technical and method support for the transition to IAS of individual financial statements and accounting manuals and decided to submit it to the Board of Directors;
- acknowledged the Report prepared by the Monitoring and Control Body on activities carried out with respect to the implementation of the organisational model (under Law Decree 231/01);

- acknowledged the summary of the reports issued by the Internal Auditing Department, also in support of the Monitoring and Control Body;
- acknowledged the report prepared by the person in charge of internal control on "Self assessment of the Internal Control system of Mediaset Group" as of June 30th, 2005, and shared the remarks included in it;
- received a constant flow of information on the progress of criminal proceedings regarding the acquisition of TV rights and acknowledged and shared the pertinent issues;
- acknowledged procedures regarding the acquisition of cinematographic rights and invited the competent functions to proceed with a verification on the state of application and use of same, receiving a complete and satisfactory report from the latter.

Work continued in the first months of the current year and in particular the Committee:

- positively assessed the "2006 Work Schedule" prepared by the person in charge of Internal Control;
- acknowledged the report prepared by the Internal Auditing Department on the Risk Assessment process;
- acknowledged the report prepared by the person in charge of internal control and by the Internal Auditing Department on "Self assessment of the Internal Control system of Mediaset Group" regarding 2005 and shared the remarks included in it.

During the activity previously described and on the basis of the reports received by the person in charge of internal control, no major facts emerged to warrant observations and the Committee considered the Internal control system as appropriate.

In 2005, the Committee reported to the Board of Directors about its activities on the occasion of the Board meetings organised to approve the Annual Report and to approve the interim report.

OPERATIONS WITH RELATED PARTIES

Any operations with related parties which, because of their object or value, have a great economic, financial and balance sheet significance, are part of the exclusive competence of the Board of Directors.

In particular, the Board of Directors, in order to ensure that any significant operations with related parties comply with criteria of correctness in substance and procedures that are defined by the Code of Conduct:

– defines related parties as those described in CONSOB communication no. 2064231 of September 30th, 2002;

– defines the criteria of significance of operations with related parties

– defines the necessary internal information flows with respect to the company functions concerned in order to ensure that any performance of significant operations with related parties is subject to previous examination and approval by the Board of Directors;

– checks, in compliance also with the relevant indications of the Code of Conduct, that significant operations are finalised with the help from independent experts in order to assess equity and determine the relevant amounts.

The Board of Directors determined guidelines for the identification of operations with related parties.

USE OF CONFIDENTIAL INFORMATION

According to the Code of Conduct, the Chairman, the Deputy Chairman and the Managing Director co-ordinate their work to manage confidential information.

With respect to this, the company has defined a guideline to regulate staff conduct about the management, use and external communication of confidential information, and to define the procedure to follow for in-house management and external communication of documents and information referring to the company and its subsidiaries.

Since November 2002, Mediaset S.p.A adopted the "Code of practice" *(negotiation activities by relevant persons),* a discipline, which came into effect on January 1st, 2003, introduced by Borsa Italiana S.p.A. in its Regulation of those markets organised and managed by the Stock Exchange and in the relevant Instructions. Its objective is to give transparency to purchase and sale operations performed by directors and other "relevant persons" on shares of the listed company or its subsidiaries.

The Code was prepared on the basis of general information regarding the issue and in line with the essential contents required by the provisions of the above mentioned Regulation and Instructions of Borsa Italiana S.p.A., also considering the organisation of the Mediaset Group and current company practices, with particular reference to the management, use and external communication of confidential information.

The Code includes the general criteria for the definition of "Relevant Persons" of Mediaset S.p.A. and the "main subsidiaries" of the Group.

Relevant Persons are required to send to the Corporate Business Service of Mediaset S.p.A. (Person in charge) all information relating to operations, carried out for whatsoever reason by the individual in question, concerning:

- listed financial instruments issued by Mediaset S.p.A. or its subsidiaries (with the exception of nonconvertible bonds);
- both listed and non-listed financial instruments that give the right to subscribe, purchase, or sell listed financial instruments issued by Mediaset S.p.A. or its subsidiaries;

- financial derivatives as well as covered warrants underwritten by listed financial instruments issued by Mediaset S.p.A. or its subsidiaries, also exercisable through the payment of a differential cash payment;

according to the terms and in compliance with the obligations included in the Code.

The whole text of the Code of Practice is available on the company website (www.mediaset.it).

RELATIONS WITH INSTITUTIONAL INVESTORS AND WITH OTHER SHAREHOLDERS

According to article 11 of the attached Code, the Chairman, the Deputy Chairman and the Managing Director co-operate – in respect of the procedures about the communication of documents and information concerning the Company – and actively work to establish a dialogue with shareholders as well as with institutional investors, which is based on the understanding of their mutual roles.

The relations with institutional investors are governed by a specific function, which is known as "Investors Relations". The management of the relations with the other shareholders, especially as far as corporate information is concerned, is entrusted to the Corporate Secretary. References and the relevant telephone numbers are available on the company website (www.mediaset.it).

REGULATIONS OF THE GENERAL MEETING

The General Meeting of April 9th, 2001 adopted the "Regulations of the General Meeting" – available on the company website (www.mediaset.it) - which regulate the ordinary and extraordinary General Meetings of the company.

Since the General Meeting is a particularly significant occasion for relationships with the shareholders, the Board of Directors makes all efforts, within its competence, to encourage and facilitate the largest possible participation of shareholders at the meetings, and a large representation of the Board is systematically present.

AUDITORS

The members of the Board of Statutory Auditors, appointed by the General Meeting of April 29th, 2005 and whose term will expire with the General Meeting for the approval of the Annual Report at December 31st, 2007, are:

Achille Frattini – Chairman

Francesco Antonio Giampaolo – Statutory Auditor

Riccardo Perotta – Statutory Auditor

Gianfranco Polerani – Alternate Auditor

Francesco Vittadini – Alternate Auditor.

Below are the positions of director or auditor held by the current members of the Board of Statutory Auditors of Mediaset S.p.A. in other listed companies, based on the information provided by them:

Achille Frattini

Chairman of the Board of Statutory Auditors of Arnoldo Mondatori Editore S.p.A.;

Auditor of Mediolanum S.p.A. and Geox S.p.A..

Francesco Antonio Giampaolo

Auditor of Mediolanum S.p.A..

Riccardo Perotta

Chairman of the Board of Statutory Auditors of Gewiss S.p.A. and Snam Rete Gas S.p.A.; Auditor of Eni S.p.A..

Under article 14 of the attached Code of Conduct and article 27 of the Bylaws, the Board of Statutory Auditors is elected on the basis of lists.

The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days prior to the date for the Shareholders' Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.

The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.

The powers and the duties of auditors are those established in law.

In 2005, the Board of Statutory Auditors met 15 times.

INDEPENDENT AUDITORS

The task of auditing the annual and consolidated financial statements and the task of limited auditing of the interim report, for the 2005/2006/2007 three-year period, was assigned by the General Meeting of April 29th, 2005 to auditing company Deloitte & Touche S.p.A., under articles 156 and 159 of Law Decree dated February 24th, 1998, no. 58 and CONSOB communication no. DAC/RM/97001574 of February 20th, 1997. Specifically, the economic considerations agreed are as follows:

- to audit the annual financial statements, no. 876 hours of work for a total amount of EUR 77,500.00 (seventyseventhousandfivehundredpointzerozero) for each financial year;

- to audit the group consolidated financial statements, including the coordination of auditing activities for the consolidated statements and the verification of the consolidation procedure, no. 783 hours of work or a total amount of EUR 69,000.00 (sixtyninethousandpointzerozero) for each financial year;

- to perform limited auditing and brief examinations of the financial statements of subsidiary companies, no. 200 hours of work for a total amount of EUR 17,500.00 (seventeenthousandfivehundredpointzerozero) for each financial year;

- to perform limited auditing of the interim report, no. 986 hours of work for a total amount of EUR 87,500.00 (eightyseventhousandfivehundredpointzerozero) for each financial year.

Plus lump sum out of pocket expenses amounting to 4%, Consob monitoring contribution and vat.

The annual fee will also be adjusted in line with the percentage variation of the Istat cost of living index. The first adjustment will be applied to the auditing of the financial statements and interim report for financial 2005 and work to verify the keeping of the accounting records for financial 2005.

GOVERNANCE AUDIT

The Board of Directors of the company has always taken great care to align itself with best governance practice.

In this spirit, last November the Board of Directors set a review of the self-regulatory code in motion, with a view to the identification of solutions to encourage shareholders, and in particular institutional investors, to play a more active role in the corporate life of the company. In the framework of the audit, the Board is also considering the setting up of two more advisory committees to the Board;

a. the remuneration committee, which will have the task of formulating proposals to the Board of Directors regarding:

   - the remuneration of directors who hold particular posts, also with provisions for a part of this to be linked to the economic results reported by the company and/or the achievement of specific objectives,

   - the general criteria for the remuneration of top management (distribution, fixed/variable, MBO, reference parameters, assessment criteria and similar),

   - the criteria, categories of beneficiaries, quantities, terms, conditions and methods of implementation of stock option plans,

b. the Governance Committee, on which only independent directors sit, with the function of assessing the development of the self-disciplinary code containing the principles of corporate governance with which the Board of Directors will comply during the performance of its duties and to support the Board in the assessment of the ongoing independence requirements of the independent directors.

In the first few months of 2006, the Corporate Governance Committee set up by the Italian Stock Exchange completed its audit of the self-disciplinary code, examining all the most relevant governance issues, including the independence requirements for directors, the internal control system, directors' interests and operations with correlated parties.

The law on savings, enacted late in 2005, has given legislative relevance to self-disciplinary codes. The new article 124-bis, TUF, obliges listed companies, annually, to disseminate by means which will be established by Consob, communications on the application of codes of conduct promoted by market management companies or by trade associations and on the observance of the undertakings deriving from said application, providing reasons for any failures to comply; article 124-ter, TUF, attributes Consob with regulatory powers on the

information regarding codes of conduct; article 192-bis, TUF, provides sanctions for false communications regarding the application of the rules established by the codes of conduct of listed companies. Consob is expected to issue implementation rules in the coming months.

The importance of the amendments to the self-disciplinary code, which are in the process of finalisation by the Corporate Governance Committee set up by the Italian Stock Exchange, requires a close assessment of the new provisions, also in the light of new regulations introduced by the law on savings, in order to identify the governance scheme which, in compliance with the criteria established by the new self-disciplinary code, best satisfies the company's organisational needs.

The Board is closely following the development of the regulations and intends to proceed with a full review of the self-disciplinary code as soon as the legislative reference framework is definitive. Any amendments needed to the rules of the general meeting will be introduced in this context.

The Board, in view of the next general meeting, has adopted several initiatives addressed to encouraging greater involvement of shareholders in corporate life, including:

i) the publication of a notice of convocation which, amongst other things, provides shareholders with detailed information about eligibility and the presentation of voting lists;
ii) the publication of the draft financial statements and accompanying reports before the regulatory term;
iii) the publication of voting lists for the appointment of the directors on the company's website.

Furthermore, in view of the renewal of the corporate officers, the Board hopes that the shareholders, in identifying the candidates for appointment as independent directors, will consider the following independence requirements, although they continue to be applied on a voluntary basis:

Persons are to be considered independent who:

a) do not have nor have recently had – either directly, indirectly or for third parties – economic relations with the company, with its subsidiary companies, with executive directors, with the controlling shareholder of the company to such an extent that their judgement may be influenced;
b) are not close members of the family of the executive directors of the company nor people who are in the situations specified in the previous and following points.

Persons are not considered to be independent who:

a) directly or indirectly, also through subsidiaries, fiduciary companies or by proxy, control the issuer or are able to exercise considerable influence over it, or who are parties to a

shareholders' agreement through which one or more subjects may exercise control or considerable influence over the issuer;

b) are, or have been in the previous three years, a "significant exponent" and/or director and/or employee of a company controlled by the issuer or subject to joint control with the issuer, or a legal entity which, also jointly with others, controls the issuer or is able to exercise a considerable influence over it;

c) directly or indirectly (for example through subsidiary companies or over which they exercise considerable influence, or as the partners of a professional firm or consultancy), have or have had in the previous year a significant commercial, financial or professional relationship:
   - with the issuer, one of its subsidiaries, or with one of its significant exponents;
   - with a subject which, even jointly with others, controls the issuer or - being a legal entity - with the relative significant exponents;

d) receive or have received in the last three financial years, from the issuer or from a subsidiary or controlling company, a significant additional remuneration with respect to the emolument "established" as non-executive director of the issuer, including by means of the participation in incentive plans linked to company performance, also based on share options;

e) are or have been directors of the issuer for more than nine years in the last twelve years;

f) are executive directors in another company in which an executive director of the issuer holds the post of director;

g) are partners or directors of a legal entity which forms part of the company's network engaged to audit the broadcaster's accounts.

For the purposes of the above, the "significant exponents" of a company or entity are: the legal representative, the president of the entity, the chairman of the board of directors, the executive directors and managers with strategic responsibility for the company or entity in consideration.

So far as competences are concerned, it is also to be hoped that the Independent Directors are familiar with the economic and business environment in which the Company operates and preferably possess said competences in environments and/or sectors which are the same or similar to the activities performed by the company, such as for example:

- in the television (public and/or private) or cinematographic area;
- in the media and telecommunications sector;
- in the field of advertising or marketing;
- university teaching in Italian and/or international universities, on subjects pertinent to the core business of the Group, or in other words economic, financial, legal-accounting and communication science and techniques;
- in the financial sector.

Finally, once again consistently with the aforementioned initiatives, the Board of Directors, in the framework of its governance review, which has the goal of identifying solutions addressed, amongst other things, to encouraging greater shareholder involvement in corporate life, has decided it would be appropriate to submit shareholder , on the occasion of the traditional general meeting to approve the financial statements, scheduled for next April 19/20, 2006, to align the company bylaws with the new provisions introduced by the Law on savings. These

provisions include the reduction to 2.5% of the capital threshold for the presentation of lists for the appointment of the administrators and the introduction of the new figure of the manager in charge of the preparation of corporate accounting documents. The amendment of the bylaws in line with provisions of the aforementioned Law may be completed only after Consob has issued the implementation rules.

The Board of Directors

Text approve by the Board of Directors of March 22nd, 2005.

The "Annual Report of the Board of Directors on Corporate Governance" is available on the company website "www.mediaset.it".


MEDIASET
5
1
R

CODE OF CONDUCT

INTRODUCTION

The Board of Directors of Mediaset S.p.A., in its resolution dated March 28th, 2000, decided to adopt the provisions contained in the Code of Conduct of listed companies; the Company's corporate governance and the operational organisation had already been for some time largely compliant and in line with the corporate organisational model proposed in this Code.

In July 2002, the Corporate Governance Committee reviewed the Code of Conduct of listed companies and introduced some changes which take into account Italian and international best practices; the main changes deal with independent directors, the treatment of confidential information, directors' emoluments, internal control and operations with related parties.

Considering the organisational structure and the allocation of powers in Mediaset, its Board of Directors at its meeting of March 25th, 2003 modified the company's Code of Conduct adopted in the meeting of March 2001, in line with the above mentioned Code of Conduct of listed companies.

The Board of Directors of Mediaset S.p.A., in its meeting of March 22nd, 2005, changed its Code of Conduct to take into account the company bylaws adopted by the Meeting of April 27th, 2004 and the provisions introduced by the Reform of Company Law.

ARTICLE 1 - ROLE OF THE BOARD OF DIRECTORS

1.1 The Board of Directors is the board responsible for the administration of the company. Directors meet at regular dates, get organised and work so as to guarantee that their functions are effectively and efficiently performed.

Based on the Bylaws in force, the Board of Directors receives the widest powers in order to ensure the ordinary and extraordinary administration of the company, with the authority to perform all the acts that are considered as necessary to attain and implement the corporate objectives.

The Board of Directors can appoint one or more Deputy Chairmen and can delegate its powers, either totally or partially, to one or several members, even to Managing Directors, except for that established in article 2381 of the Italian Civil Code and in article 23 of its Bylaws. The Board of Directors can also appoint an Executive Committee and it can decide to delegate its powers, either totally or partially, except for the powers reserved to the Board by Law. The Board of Directors can also establish other Committees, also including people from outside the Board, and define their powers, remuneration and their membership and functioning.

The activities delegated are the object of constant information to the Board of Directors by the delegated administrative bodies at the Board's meetings.

1.2 More specifically, the Board of Directors:

a) examines the strategic, industrial and financial plans of the Group which it superintends;

b) attributes and revokes the proxies to the Chairman, the Deputy Chairman, the Managing Director and the Executive Committee, defining their limits and use;

c) determines, upon proposal of the Committee as per article 8.1, after hearing the opinion of the Statutory Auditors, of the emoluments for the directors in charge of special functions;

d) monitors, in its entirety, the company's operations, also based on the information received from the Executive committee, the Chairman, the Deputy Chairman, the managing Director and

the Internal Control Committee, and periodically comparing the results achieved with those scheduled;

e) analyses and approves the operations with a significant economic and financial importance, with reference in particular to operations with correlated parties, as specified in article 11 below;

f) analyses changes to significant organisational and administrative aspects of the company and plays a guiding role in the organisation of the Group's companies, which it directs and coordinates;

g) in the annual report on corporate governance, presents information about how the corporate governance organisation selected is concretely implemented and about the composition and competence of the Board of Directors and the Executive Committee plus a list of directors with relevant functions, a description of the activity of the Internal Control Committee and the Shareholding Plan Committee as well as the treatment of confidential information;

h) reports to shareholders during the General Meeting.

1.3 Directors act and decide conscientiously and autonomously, pursuing an objective of value creation for shareholders. Each Director will prudentially calculate the time needed to perform his functions and compatibility with his external tasks, also taking into account the number of positions as Director or Statutory Auditor covered in other listed companies, in regulated markets, also abroad, in banks, financial, insurance or large-sized companies.

1.4 The Directors must be aware of the tasks and responsibilities of their positions. The Chairman of the Board of Directors will provide regular and appropriate information about new laws of interest at Board meetings.

ARTICLE 2 – COMPOSITION OF THE BOARD OF DIRECTORS

2.1 The Board of Directors consists of executive and non executive directors.

By executive directors we intend those directors who have received individual operative proxies from the Board of Directors as well as those directors who perform managerial functions in the company.

By non executive directors we intend those directors who have no individual operative proxies and do not perform managerial functions in the company.

The division of proxies between executive directors is based on the principle of distinguishing abilities.

2.2 Non executive directors, in both their number and their authority, have a significant impact on the decisions taken by the Board and they contribute to the achievement of corporate goals.

ARTICLE 3 – INDEPENDENT DIRECTORS

3.1 The General Meeting appoints the Board of Directors, making sure that among its members there is an appropriate number of independent directors.

3.2 Independent directors are non executive directors who:

a) do not have nor have recently had – either directly, indirectly or for third parties – economic relations with the company, with its subsidiary companies, with executive directors, with the

controlling shareholder of the company to such an extent that their judgement may be influenced;

b) are not owners – either directly, indirectly or for third parties – of stakes for such an amount that they may take over the control or have a significant impact on the company nor participate in partnership agreements to gain control over the company;

c) are not close members of the family of the executive directors of the company nor people who are in the situations specified in letters a) and b).

3.3 The independence of Directors is subject to periodical control by the Board of Directors, taking into account the information supplied by the directors concerned. The results of the Board's assessment are communicated to the market.

ARTICLE 4 – CHAIRMAN OF THE BOARD OF DIRECTORS

4.1 The Chairman has the competence and powers reserved to him by the Law, the Bylaws as well as the Board of Directors.

The Chairman also has operational and managerial proxies.

Under the bylaws, the Chairman is the legal representative of the company. It is the Chairman or the Chairman's substitute that is responsible for calling the Board.

4.2 The Chairman coordinates the activities of the Board of Directors and manages Board's meetings.

Directors are called for the Board's meetings in compliance with that established in the Bylaws, so as to enable the people concerned to be informed about the items on the agenda and to have useful elements for effectively participating in the Board's working session.

In this connection, directors are informed largely in advance with respect to the Board's meetings about the items on the agenda. In any case, the Board's meetings guarantee that each item is thoroughly and exhaustively covered so as to enable directors to make appropriate decisions on the outstanding matters.

ARTICLE 5 – INFORMATION TO THE BOARD OF DIRECTORS

5.1 At the first Board meeting, the Chairman, the Deputy Chairman, the Managing Director, the Executive Committee and the directors with special functions report information to the Board of Directors about the progress of the projects entrusted to them and about the operations carried out under the proxies given to them.

The delegated bodies supply appropriate information about atypical, unusual operations or operations with correlated parties, whose analysis and approval is not reserved to the Board of Directors and also report to the Board of Directors and the Statutory Auditors on operations in general and their foreseeable developments, as well as on the most important economic, and financial operations carried out by the company and its subsidiary companies; and about those operations where directors have an interest, whether personal or on behalf of third parties. If so required by urgency or circumstance, such information can also be communicated to those concerned in writing.

5.2 The Board of Directors – partly through the organs to which it delegates powers – reports to the Statutory Auditors about the activities performed and the most important economic and financial operations carried out by the company and its subsidiary companies, specifically referring to the operations where directors have an interest, whether personal or on behalf of third parties.

The communication to the Statutory Auditors is made at least on a quarterly basis, at the Board's meetings or at the meetings of the Executive Committee or of the Internal Control Committee or of the Board of Statutory Auditors or through a note in writing to the Chairman of the Board of Statutory Auditors.

ARTICLE 6 – CONFIDENTIAL INFORMATION

6.1 The Chairman, the Deputy Chairman and the Managing Director co-ordinate their work to manage confidential information.

6.2 Special regulations for the in-house management and external communication of documents and information concerning our company, with particular reference to price sensitive information, are issued by the Chairman, after hearing the Board of Directors.

6.3 The procedures for the in-house management and external communication of documents and information referring to transactions on financial instruments by people that, due to their position, can have access at important information, are approved by the Board of Directors upon proposal of the Chairman.

6.4 All the directors must keep confidential the documents and information they get knowledge of while performing their tasks and must comply with the procedures adopted by the company to communicate these documents and information externally.

Communications to the authorities and the public are made according to the modes and terms established by current legislation, respecting the principle of equal right of information.

ARTICLE 7 – NOMINATION OF DIRECTORS

According to the Bylaws, Directors are appointed based on lists which are prepared by shareholders that, by themselves or together with other shareholders, account for at least 5% of the shares with a voting right in the General Meeting.

The lists come with full information about the personal and professional characteristics of the candidates specifying whether they are suited to qualify as independent directors according to article 3, and are filed at the corporate offices at least 5 (five) days before the first call of the General Meeting.

ARTICLE 8 – REMUNERATION OF DIRECTORS

8.1 The Shareholding Plan Committee, appointed by the General Meeting, consists of three non executive directors. The General Meeting delegates this Committee the task of implementing the company's stock plans. It makes proposals to the Board of Directors about the emoluments of directors with special functions, including also the possibility of making part of their emoluments related to the company's performance and/or specific objectives attained.

8.2 The Board of Directors, upon proposal of the Shareholding Plan Committee, establishes the emoluments of directors with special functions in compliance with article 2389 of the Italian Civil Code.

ARTICLE 9 – INTERNAL CONTROL SYSTEM

9.1 The internal control system consists of processes that aim at monitoring the effectiveness of corporate operations, the reliability of financial information, the compliance with laws and regulations, the protection of corporate property.

9.2. The Internal Control System also aims at making sure that the internal procedures, both operational and administrative, that have been adopted to identify, prevent and manage as much as possible financial and operational risks and fraud that could damage the company are fully applied.

9.3. The Board of Directors has entrusted the task of managing the Internal Control System to a person endowed with appropriate means, who identifies the major corporate risks and designs, manages and monitors the Internal Control System.

9.4 The person in charge of the Internal Control System does not report to any area manager, but exclusively to the Chairman of the Board of Directors. He keeps the Chairman, the Board of Directors, the Internal Control Committee and the Statutory Auditors informed about his activities.

ARTICLE 10 – INTERNAL CONTROL COMMITTEE

10.1 The Board of Directors appoints the Internal Control Committee, with advisory and proposing functions, which consists of an appropriate number of non executive directors. The Statutory Auditors participate in the working sessions of the Committee as well as the Chairman of the Board of Directors, the Deputy Chairman, and the Managing Director.

10.2 More specifically, the Internal Control Committee:

a) assesses whether the Internal Control System is appropriate and checks how it works;

b) assesses the work schedule prepared by the person in charge of the Internal Control System and receives his periodical reports;

c) together with auditors and the administrative staff of the company, assesses whether the accounting standards used are appropriate and whether they correspond to comparable criteria when preparing the consolidated financial statements;

d) assesses the figures that arise from the reports of the person in charge of the Internal Control System and from the communications of the Board of Statutory Auditors or any of its members;

e) assesses the proposals made by the independent auditors to be appointed for auditing of the company and assesses the work schedule for auditing activities and the results presented in the report and the letter of suggestions;

f) reports to the Board of Directors, at least every six months, on the occasion of the approval of the financial statements and of the half-year report, about the activities performed and the quality of the Internal Control System;

g) performs other tasks which are assigned by the Board of Directors, especially in connection with relations with the independent auditors.

ARTICLE 11 – OPERATIONS WITH RELATED PARTIES

11.1 Operations with related parties comply with criteria of correctness in substance and procedures that are defined by the Board of Directors.

11.2 In the operations with related parties, the directors who have an interest – be it potential or indirect – in the operation:

a) shall promptly and comprehensively inform the Board about this interest and its circumstances;

b) shall leave the Board's meeting when a decision is made.

11.3 When required by the nature, the value or other characteristics of the operation, the Board of Directors – in order to avoid that conditions are negotiated other than those that would have been established by the non correlated parties for these transactions – monitors that the operation is finalised with the help from independent experts in order to assess equity and financial, legal or technical consultancy.

ARTICLE 12 – RELATIONS WITH INSTITUTIONAL INVESTORS AND WITH OTHER SHAREHOLDERS

12.1 The Chairman, the Deputy Chairman and the Managing Director co-operate – in respect of the procedures about the communication of documents and information concerning the Company – and actively work to establish a dialogue with shareholders as well as with institutional investors, which is based on the understanding of their mutual roles.

12.2 The relations with institutional investors are governed by a specific function, which is known as "Investors Relations". The management of the relations with the other shareholders, especially as far as corporate information is concerned, is entrusted to the Corporate Secretary.

Both these functions are under the responsibility of the Chairman of the Board of Directors.

ARTICLE 13 – GENERAL MEETINGS

13.1 Since the General Meeting is a particularly significant moment in the relations with shareholders, the Board of Directors does all in its power to encourage and facilitate the largest participation of shareholders at the General Meetings.

13.2 The General Meetings are also attended by an appropriate number of directors. This provides an occasion to give shareholders information about the company, respecting regulations on price sensitive information.

13.3 The General Meeting has adopted the regulations proposed by the Board of Directors, that govern the ordinary and extraordinary meetings of the company's shareholders.

ARTICLE 14 – STATUTORY AUDITORS

14.1 According to the Bylaws, the Statutory Auditors are elected by the voting of lists submitted by the shareholders which alone or together with other shareholders represent at least 3% of shares with voting rights in the general meeting.

The lists – which come with the curricula vitae of the candidates with full information about their personal and professional characteristics – must be filed at the corporate offices at least 5 (five) days before the date of first call of the Meeting.

All the Statutory Auditors must be enrolled in the register of auditors at the Ministry of Justice and must have performed account auditing operations for at least three years.

14.2 The Statutory Auditors act autonomously and independently, since these characteristics are fundamental for them to carry out the monitoring functions which are required from Statutory Auditors.

14.3 The Statutory Auditors must keep confidential the documents and information they get knowledge of while performing their tasks and must comply with the procedures adopted by the company to communicate these documents and information externally.

Text approved by the Board of Directors of March 22nd, 2005

TABLE 1. STRUCTURE OF THE BOARD OF DIRECTORS AND THE COMMITTEES

Board of Directors						Internal control committee	Shareholding Plan Committee°	Executive Committee
Position	Members	Executive	Non executive	Independent	Number of other positions*			
Chairman	Fedele Confalonieri	X			1			X
Deputy Chairman	Pier Silvio Berlusconi	X			2			X
Managing Director	Giuliano Adreani	X			-			X
Director	Pasquale Cannatelli		X		3			
Director	Mauro Crippa	X			-			
Director	Marco Giordani	X			-			
Director	Gina Nieri	X			-			X
Director	Franco Amigoni		X	X	-	X		
Director	Marina Berlusconi		X		4		X	
Director	Paolo Andrea Colombo		X	X	10		X	
Director	Enzo Concina		X	X	-			
Director	Maurizio Costa		X		1			
Director	Bruno Ermolli		X		3		X	
Director	Alfredo Messina		X		4	X		
Director	Roberto Ruozi		X	X	17	X		

° Summary of the reasons for any absence of the Committee or a different composition with respect to the recommendations in the Code: the Board of Directors has also considered, in the company's best interest, that the criteria for the determination of Top Management emoluments continue to be drafted by the relevant company offices, bearing in mind the well established experience they have expressed in the management of the human resources, characteristics and unique features of Mediaset.

With respect to the above, no remuneration committee has been established, since, among other things, the Shareholding Plan Committee has already been established.

Number of meetings during the period of reference	Board: 6	Internal Control Committee: 7	Shareholding Plan Committee: 1	Executive Committee: 6

NOTES:
The nomination of directors is regulated by article 17 of the Bylaws, which envisages the presentation of lists by the shareholders, thus leaving to shareholders all decisions on candidates and appointments. It was therefore not necessary to establish a Nomination Committee.

* This column shows the number of positions of Director or Statutory Auditor held by the person concerned in other listed companies in regulated markets, also abroad, in financial, banking, insurance companies or large companies, without considering positions held by them in subsidiary companies of Mediaset S.p.A. or companies in which it has a stake.

TABELLA 2. BOARD OF STATUTORY AUDITORS

Position	Members	Number of other positions*
Chairman	Achille Frattini	3
Standing auditor	Francesco Antonio Giampaolo	1
Standing auditor	Riccardo Perotta	3
Alternate auditor	Giancarlo Povoleri	-
Alternate auditor	Francesco Vittadini	-
Number of meetings held in the calendar year: 15		
Note the quorum required for the presentation of lists from minorities for the election of one or more standing auditors (pursuant to article 148, TUF): 3%		

NOTES

*This column indicates the number of positions of Director or auditor held by the person concerned in other listed companies in Italian regulated markets.

TABLE 3. OTHER PROVISIONS OF THE CODE OF CONDUCT

	YES	NO	Summary of the reasons for any deviation from the recommendations of the Code.
System of proxies and operations with related parties			
Did the Board attribute proxies defining:			
a) limits	X		
b) modes of use	X		
c) and frequency of information?	X		
Did the Board reserve the right and approval of operations with significant economic, balance sheet and financial significance (including operations with related parties)?	X		
Did the Board define guidelines and criteria to identify "significant" operations?	X		
Are the guidelines and criteria above described in the report?	X		
Did the Board define appropriate procedures for the examination and approval of operations with related parties?	X		
Are procedures for the approval of operations with related parties described in the report?	X		
Procedures for the most recent appointment of directors and auditors			
Have candidatures to the position of Director been lodged at least ten days in advance?		X	Bylaws did not envisage any term for the lodging. Current bylaws envisage lodging 5 days before the meeting.
Were candidatures to the position of Director accompanied by exhaustive information?	X		
Were candidatures to the position of Director accompanied by their eligibility to be qualified as independent?		X	The Code of Conduct entrusts verification of independency requirements to the Board of Directors.
Have candidates to the position of auditor been lodged at least ten days in advance?		X	Bylaws envisaged odging by the beginning of the meeting. Current bylaws envisage lodging 5 days before the meeting.
Were candidatures to the position of auditor accompanied by exhaustive information ?	X		

Meetings			
Has the company approved a meeting regulation?	X		
Is the regulation attached to the report (or is where it can be obtained or downloaded indicated)?	X		The Regulation is available on the company website (www.mediaset.it).
Internal control			
Has the company appointed those in charge of internal control?	X		
Are those in charge hierarchically independent heads of operating areas?	X		
Operating unit for internal control (under article 9.3 of the Code)		X	The person in charge of internal control of the company is supported by qualified staff from the Group Internal Auditing Department.
Investor relations			
Has the company appointed a person in charge of investor relations?	X		
Organisational unit and references (address/telephone/fax/email) of the person in charge of investor relations	Investor Relations tel. 02 25147785 E-mail: simone.sole@mediaset.it		

Board of Directors' Report to the Annual General Meeting

Ordinary General Meeting

A) Balance Sheet as of December 31, 2005;

1. Approval of the Balance Sheet as of December 31, 2005; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions

Shareholders,

we are confident that you approve of the format and criteria adopted to prepare the Balance Sheet, Income Statement and Supplementary Notes as of December 31, 2005, which we invite you to approve, with this Management Report.

2. Approval of the allocation of operating profit; pertinent resolutions

Shareholders,

we also invite you to vote on the allocation of the operating profit of EUR 1,411,777,506.10, which we propose to distribute in the form of a dividend of EUR 0.43 per share and to allocate the residual amount to the Extraordinary Reserve.

For your information, based on the number of outstanding shares as of March 9, 2006 (no. 1,181,227,564 of shares less 43,674,000 own shares), the distribution of the aforementioned dividend would amount to EUR 489,148,032,52, requiring the application of the same amount from the operating profit.

B) Presentation of the Consolidated Balance Sheet as of December 31, 2005; Reports of the Board of Directors and the Independent Auditors

C) *Appointment of the new Board of Directors*

3. Establishment of the number of Board Directors

4. Establishment of their period in office

5. Establishment of Board Directors' emoluments

6. Appointment of the Board of Directors

7.Appointment of the Chairman of the Board of Directors

Shareholders,

we remind you that with the approval of the financial statements as of December 31, 2005, the period in office of the members of the Board of Directors expires. We therefore invite you to establish the number of members and their period in office, to establish their emoluments, to appoint the members of the governing body and to elect its Chairman.

D) Proposal to establish a "Stock Option" Plan

8.Proposal to establish a "Stock Option" plan in favour of the employees of the Company and its subsidiaries; pertinent resolutions

Shareholders,

the Stock Option Plans established in previous years by the Company, which have also been well-received by institutional investors, have demonstrated the validity of the decision to provide the company with an instrument to encourage employee loyalty, with a view to optimising focus on the achievement of strategic objectives.

The Board of Directors therefore proposes to establish a new Stock Option Plan, starting in 2006, in favour of employees, also in consideration of the experience gained from previous Plans.

As in the past, the Board submits the establishment of the 2006-2008 Stock Option Plan and its key characteristics for the approval of the general meeting. This is in line with the provisions of the new article 114-bis of Law Decree 58/1998, which stipulates that compensation plans based on shares or financial instruments in favour, amongst others, of the members of the Board of Directors and the employees of the company and its subsidiaries must be approved by the general shareholders' meeting.

The three-year Plan involves the annual assignment of rights of option to acquire shares in the company; the terms, conditions and methods of the Plan will be defined by the Board of Directors based on the proposals put forward by the Remuneration Committee which is in the process of being set up.

Specifically, the Plan makes provision for the assignment of rights to acquire ordinary shares owned by the Company.

The number of options to assign will be established in such a way that the ordinary shares to which the options refer do not exceed the maximum limit, over the three year period, of 1% of the actual share capital of Mediaset.

The employees involved in the Plan will be selected by the Board of Directors from key people in the company and its subsidiaries, who perform important functions as regards the achievement of the Group's strategic results.

Facilitations are not envisaged for the acquisition of the shares pursuant to art. 2358, clause 3, of the Italian Civil Code and the application is not required of regulations regarding the soliciting of investments, pursuant to art. 94 and subsequent of Law Decree 58/1998 and the relative Consob Regulation no. 11971/1999 (also in consideration of the number of assignees).

The right to acquire the shares may be subordinate to the achievement of economic and/or financial performance objectives, as defined by the Board of Directors, and to the continuation of the working relationship: these constraints will be defined and regulated in detail in the appropriate Regulations.

The purchase price of the shares will be the nominal value of Mediaset ordinary shares, in compliance with current tax rules.

Rights of option will be personal and non-transferable "inter vivos".

In addition to approving the Regulations for the introduction of the Plan, the Board of Directors will also have the task and the responsibility of managing all the initiatives needed to implement the Plan.

The Board also deems it appropriate to be able to introduce plans with the same characteristics as the aforementioned Plan, regarding shares in subsidiaries or companies in which Mediaset either directly or indirectly holds a stake, if the introduction of said loyalty incentive instruments serves the purpose of creating value for the Company's shares, in accordance with corporate strategy and the company's plans.

Finally, the Board proposes that the General Meeting not appoint, unlike previous years, the members of the Shareholding Plan Committee, in consideration of the fact that, in line with the Italian Stock Exchange's new self-disciplinary code, the Board intends to establish the Remuneration Committee, appointed by the Board of Directors from its own members who are not executive directors and the majority of whom are independent, to act as a consultative body. It is therefore no longer necessary to appoint the Shareholding Plan Committee.

Shareholders,

we therefore invite you to approve the following resolutions:

"The General Meeting, believing it appropriate to promote the creation of a Stock Option plan, for the purposes of encouraging the loyalty of the beneficiaries of the Plan by allowing them to participate in the value created by the company,

resolves

1. to approve the establishment of a Stock Option Plan regarding the Company's own shares, for a period of three years, starting in 2006, addressed to the employees of the Company and its subsidiaries who will be identified by the Board of Directors from the key people who perform important functions as regards the achievement of the Group's strategic results, with the characteristics described above, as well as, if it should be deemed appropriate by the Board of Directors, the introduction of similar initiatives regarding the shares of subsidiaries or companies in which the Company either directly or indirectly holds stakes;

2. to entrust the management of the 2006/2008 Stock Option Plan to the Board of Directors; the Board is granted the broadest possible powers to identify the participants, establish the performance objectives, assign rights of option and implement all aspects of the plan, in compliance with the aforementioned characteristics. The Board will define Regulations for the implementation of the Stock Option Plan;

3. to not appoint the members of the Shareholding Plan Committee in consideration of the fact that, as provided by the Italian Stock Exchange's new self-disciplinary code, the Board intends to set up the Remuneration Committee, appointed by the Board of Directors from its own members who are not executive directors and the majority of whom are independent, to act as a consultative body.

E) Authorisation for the Board of Directors to purchase and sell the Company's own shares

9.Authorisation for the Board of Directors to purchase and sell the Company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions

"Shareholders,

We remind you that with the approval of the financial statements as of December 31, 2005, the power granted to the Board of Directors to purchase the Company's own shares expires.

We believe it would be useful for the aforementioned authorisation to be renewed, in order to pursue, in the interests of the company, the purposes permitted by the applicable legislation in force, including:

a) to provide shares to transfer to employees of the company, its subsidiaries and the controlling company who participate in the Stock Option Plan for 2000/2002, for 2003/2005 and for 2006/2008;

b) to perform operations of negotiation, hedging and arbitrage;

c) to perform liquidity investment operations.

The Board of Directors, in consideration of the importance of trading in its own shares, believes that it should as of this moment inform shareholders that it does not intend to present any proposal to the General Meeting to cancel the shares in the company it holds until the amount of these shares reaches 10%.

Purchase operations will be performed in observance of articles 2357 and subsequent of the Italian civil code, of article 132 of Law Decree 58/98, of article 144-bis of the Consob Regulation on the implementation of Law Decree no. 58 of February 24, 1998, concerning the regulation of issuers ("Regulations for Issuers") and of every other applicable regulation, including the regulations pursuant to Directive 2003/6 and the relative community and national implementation rules.

At the present time the share capital stands at EUR 614,238,333.28, divided into no. 1,181,227,564 ordinary shares. On February 27, 2006, your Company possesses no. 43,674,000 of its own shares, or 3.71% of the share capital; the subsidiary companies of Mediaset do not possess any shares in the controlling company.

We therefore submit for your approval our proposal to grant the Board of Directors the faculty to purchase, even through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements as of December 31, 2006, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last regularly approved balance sheet.

The purchase operations will be performed as follows:

i) the purchases for the implementation of the Stock Option Plans for 2000/2002, for 2003/2005 and for 2006/2008 shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company;

ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Ex-

change sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.

We also ask you, pursuant to and for the purposes of art. 2357-ter of the Italian Civil Code, to confirm the authorisation granted to the Board of Directors, in compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:

a) transfer its own shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each Stock Option Plan for 2000/2002, for 2003/2005 and for 2006/2008. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;

b) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:

i) by means of cash operations; in this case, the sales will be performed on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;

ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.

The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution.

Extraordinary Meeting

Proposal to modify the Company Bylaws

10. Proposal to amend the following articles of the Company Bylaws: 11) General Meeting; 17), 19) and 23) Board of Directors; 27) Board of Statutory Auditors; and to introduce a new article 28) Officer responsible for the preparation of corporate accounting documents, also pursuant to the provisions of Law 262, 28

December 2005. Renumbering of the articles in the bylaws and adoption of the new text in its entirety.

Shareholders,

as you are aware, Law no. 262 of December 28, 2005, has introduced new measures to protect savings and to regulate financial markets. The provisions came into force on January 12, 2006, and the companies already entered in the companies register on the date of entry into force of the law have one year in which to amend their bylaws.

The Board of Directors, in the framework of its governance review, which has the goal of identifying solutions addressed, amongst other things, to encouraging greater shareholder involvement in corporate life, has decided it would be appropriate, on the occasion of the traditional general meeting to approve the financial statements, to align the company bylaws with the new provisions introduced by the Law on savings. These provisions include the reduction to 2.5% of the capital threshold for the presentation of lists for the appointment of the Company's officers and the introduction of the new figure of the officer in charge of the preparation of corporate accounting documents. The amendment of the bylaws in line with provisions of the aforementioned Law may be completed only after Consob has issued the implementation rules.

In consideration of the above, we submit for your approval the amendments to the bylaws summarised in the attached table sub "A", which provides a comparison between the actual text of the bylaws, the proposed amendments and the reasons for same.

Among the other amendments, we would like to draw your attention to the amendment to clause 3 of article 23 of the company bylaws, with which the provisions of clause 2 of article 2365 of the Italian civil code are enacted, assigning the task of aligning the bylaws with the new legal provisions to the Board of Directors. The board may therefore, specifically, make further amendments to the Bylaws in compliance with primary and secondary provisions, issued and to be issued, concerning Law no. 262 of December 28, 2005, as amended.

As a consequence of the variations proposed, we submit for your approval the consistent renumbering of the articles and the adoption of an entire new text of the Bylaws.

With reference to the proposed amendments, a table has been drawn up in which the current text is compared with the proposed text.

Schedule "A"

CURRENT TEXT	PROPOSED TEXT	REASONS
GENERAL MEETING **Article 11)** Shareholders may take part in the Meeting who have requested from the intermediary that has their shares in deposit, at least two days prior to the Meeting's date, to issue the specific certificate.	**GENERAL MEETING** **Article 11)** Shareholders may take part in the Meeting who have presented their intermediary's notice pursuant to article 2370, clause 2, of the Italian civil code at least two free days prior to the date of each general meeting. Lodging the intermediary's notice does not prevent shareholders from selling their shares before the general meeting takes place. In this case, the purchasers of the shares may take part in the general meeting only if they have fulfilled the formalities prescribed by the previous clause at least two free days before the date of each general meeting.	**GENERAL MEETING** **Article 11)** Clarification of existing regulations.
BOARD OF DIRECTORS **Article 17)** 1. The company is administered by a Board of Directors consisting of five to twenty-one directors, who are in possession of the requisites provided for by primary and secondary regulations pro tempore in force, and can be re-elected. 2. Before designating the Directors, the Meeting decides on how many there shall be in the Board and the duration of their appointment within the time limits set by law. 3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of which to be given a progressive number. Each candidate may only be presented in just one list, otherwise ineligible. Each shareholder may not present or help to present, even through an inter-	**BOARD OF DIRECTORS** **Article 17)** 1. The company is administered by a Board of Directors consisting of five to twenty-one directors, who may be re-elected. 2. Unchanged. 3. The Board of Directors is appointed by the Meeting on the basis of lists, in which no more than twenty-one candidates must be shown, each of whom to be given a progressive number. Each candidate may only be presented in just one list, otherwise ineligible. Each shareholder may not present or help to present, even through an intermediary person or trust company, more	**BOARD OF DIRECTORS** **Article 17)** Text substantially unchanged with respect to the previous version. Amendments resulting from the introduction of new legal provisions: reduction of the percentage shareholding required to present lists for the appointment of the directors from 5% to 2.5% and the introduction of a provision to ensure that at least one of the members of the Board of Directors is elected from the minority list which obtained most votes. Bringing forward of the term for lodging

mediary person or trust company, more than one list.	than one list. Shareholders who are subject to joint control pursuant to article 2359 of the Italian civil code may present or help to present a single list.	lists to at least 15 days before the date fixed for the meeting at first call, in order to enable those so entitled to gain sufficient knowledge about the candidates. Better formulation of the remaining parts of the article.
If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	
The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 5% (five per cent) of the share capital.	The right to present the lists is given to shareholders who, alone or together with other shareholders, represent at least 2.5% (two point five per cent) of the share capital.	
The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days before the date established for the Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, as well as having any requisites required by law and by regulations for members of the Board of Directors.	The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, together with documentation attesting their position as shareholders, must be lodged at the company's registered offices at least 15 (fifteen) days before the date established for the Meeting in first call. On presentation of the list, a statement of no agreements or links of any form with other shareholders must be lodged. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, that they have any requisites required by law and by regulations for members of the Board of Directors, as well as annotation of their state of independence pursuant to current legislation.	
The shareholders lodging the lists must deliver, prior to the Meeting and at latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.	The shareholders lodging the lists must deliver, at least two free days prior to the date of the Meeting, the documentation attesting their position as shareholders.	
Once voting is completed, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected.	Once voting is completed, the votes achieved by the lists are divided by whole progressive numbers from one to the number of directors to be elected. The quotients thus obtained are attrib-	

The quotients thus obtained are attributed to the candidates of each list, following the order in the list. The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking. The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients. The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors.	uted to the candidates of each list, following the order in the list. The quotients attributed to the candidates in the various lists are then put into a single decreasing ranking. The ones who will be elected, up to the number of Directors established by the Meeting to be elected, will be those who have achieved the highest quotients, without prejudice to the fact that the candidate elected in first place in the second list which obtained most votes will in any case be appointed as director. Therefore, if the aforementioned candidate has not obtained the quotient necessary to be elected, the candidate in the first list who obtained the lowest quotient will not be elected and the board will be completed with the appointment of the candidate elected in first place in the second list which obtained most votes. The candidate elected in first place in the list that achieved the highest number of votes will become Chairman of the Board of Directors.	
In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will become elected.	In situations in which, to complete the whole Board of Directors, more than one candidate has achieved the same quotient, the candidate from the list that has not elected any director or that has elected the least number of directors will become elected.	
In situations in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one that obtained the highest number of votes.	In situations in which none of these lists has yet elected a director, or all of them have elected the same number of directors, within these lists the candidate elected will be the one that obtained the highest number of votes.	
If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote, so that the candidate who achieves the simple majority of votes will be elected.	If there is parity of list voting, and always with parity of quotients, the Meeting shall re-vote, so that the candidate who achieves the simple majority of votes will be elected.	
4. If only one list is presented, the	4. Unchanged.	

Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first candidates appearing in progressive order in the list shall be elected, up to completing the number established by the Meeting. The candidate coming first in the list will be elected Chairman of the Board of Directors.		
5. If there are no lists presented, the Board of Directors will be appointed by the Meeting with the legal majority.	5. Unchanged.	
6. If one or more directors resign from the Board, for whatever reason, those remaining will provide for their replacement by cooptation.	6. Unchanged.	
7. Directors, nominated in accordance with Article 2386 of the Italian Civil Code, will be elected by the Meeting with a legal majority. The term of Directors so elected will expire with those already in office at the time of their appointment.	7. Unchanged.	
Article 19)	**Article 19)**	
1. The Board of Directors is to meet every time the Chairman considers it necessary or when written request is made by at least two of its members.	1. Unchanged.	
2. The Chairman also has the right to call the meeting somewhere else other than the company's registered offices.	2. Unchanged.	
3. The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by at least two Regular Auditors having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram, fax or email sent at least five days beforehand or, in case of urgency, by telegram, fax or email sent at least one day prior to the meeting's date, to each member of the Board and to each Regular Auditor to the addresses or numbers previously communicated by the recipients.	3. The notice of call is made by the Chairman of the Board of Directors or by whoever stands in his stead, or otherwise by the Board of Statutory Auditors or by a Standing Auditor, having communicated the fact to the Chairman of the Board of Directors, by registered letter or by telegram, fax or email sent at least five days beforehand or, in case of urgency, by telegram, fax or email sent at least one day prior to the meeting's date, to each member of the Board and to each Standing Auditor to the addresses or numbers previously communicated by the recipients.	Specific consequence of the introduction of a new regulatory measure regarding the call to meet of the Board of Directors.

Other methods than those listed above may be used for the notice of call. 4. The meetings of the Board can be held by means of audio or videoconference, as long as all the participants can be identified and they are able to follow the discussion and to speak in real time regarding the negotiations of the subjects being discussed, as well as being able to receive, transmit or view documents. If such requisites are met, the Board Meeting is considered held wherever the Chairman of the meeting is located, and where the Secretary to the meeting must also be present.	Other methods than those listed above may be used for the notice of call. 4. Unchanged.	
Article 23) 1. The Board of Directors has all powers for the ordinary and extraordinary management of the company. 2. The following actions are the sole concern of the Board of Directors and may not be delegated: - the conclusion of any contract or legal relationship between the company and a shareholder in the company holding a stake exceeding 5% of the share capital (or company belonging to the same Group of the shareholder, by which means subsidiary companies, controlling companies or natural persons and the companies controlled by these) which has a value over EUR 13,000,000.00 (thirteen million/00); - the conclusion of any contract or legal relationship which has a value exceeding EUR 130,000,000.00 (one hundred and thirty million/00); - the issue of non-convertible bonds within the limits as prescribed by Article 2412 of the Italian Civil Code and up to a maximum amount of EUR 300,000,000.00.= (three hundred million/00), on the understanding that any issue over and above such limit will be decided by the extraordinary Shareholders' Meeting.	**Article 23)** 1. Unchanged. 2. Unchanged.	

3. Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.	3. Notwithstanding the provisions of Article 15.2 of these Bylaws, it is the Board of Directors' duty to deliberate on merging in the cases provided for by Article 2505 of the Italian Civil Code, the setting up or abandoning of secondary branches, the indication of which directors can represent the company, the reduction of capital in the case of withdrawal by the shareholder, and the adjustment of the bylaws to mandatory law provisions.	Text substantially unchanged with respect to the previous version, as it transcribes the provisions of clause 2 of article 2365 of the Italian civil code, which attribute the adjustment of the bylaws to mandatory law provision to the competence of the Board of Directors.
BOARD OF STATUTORY AUDITORS **Article 27)** 1. The ordinary Shareholders' Meeting elects the Board of Statutory Auditors, comprising three regular auditors and two alternate, whose mandate lasts for three years and lapses at the date of the Shareholders' Meeting called for approving the financial statements relating to the third fiscal period of their mandate. They can be re-elected. All the auditors must be registered in the Roll of Chartered Accountants established with the Ministry of Justice and must have practiced their profession of legal auditing of accounts for a period no less than three years. The auditors must also be in possession of all the requisites prescribed by law and current regulations, and the Board of Directors shall ascertain their validity. 2. The nomination of the auditors occurs on the basis of lists presented by shareholders, with the procedure explained below. The lists contain a number of candidates progressively numbered. Each list consists of two sections: one for candidates to the post of Regular Auditor, and the other for candidates to the post of Alternate Auditor. Each candidate can only be presented in one list, otherwise ineligible. 3. The right to present the lists is given	**BOARD OF STATUTORY AUDITORS** **Article 27)** 1. Unchanged 2. Unchanged. 3. The right to present the lists is given	Reformulation of the provision.

to shareholders who, alone or together with other shareholders, represent at least 3% (three per cent) of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	to shareholders who, alone or together with other shareholders, represent at least 3% (three per cent) of the share capital. Each shareholder may not present or help to present, even through an intermediary person or trust company, more than one list. Shareholders subject to joint control pursuant to article 2359 of the Italian civil code may present or help to present only one list. Shareholders who form part of a voting syndicate may present or help to present only one list. If this rule is breached, the shareholder's vote shall no longer be valid in any of the lists presented.	
4. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 5 (five) days prior to the date for the Shareholders' Meeting in first call. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.	4. The lists, accompanied by the professional curricula of the designated subjects and signed by the shareholders presenting them, must be lodged at the company's registered offices at least 15 (fifteen) days prior to the date for the Shareholders' Meeting in first call. On presentation of the list, a statement of no agreements or links of any form with other shareholders must be lodged. Within the same time period, there must also be lodged the declarations by which the individual candidates accept their candidature and declare, under their own responsibility, the inexistence of motives for ineligibility or incompatibility as stated by law, including the limit on number of appointments as described in the next paragraph, as well as the requisites demanded by law, by regulations and by the Bylaws for members of the Board of Statutory Auditors.	Reformulation of the provision. Bringing forward of the term for lodging lists to at least 15 days before the date fixed for the meeting at first call, in order to enable those so entitled to gain sufficient knowledge about the candidates.
5. Those who are Regular Auditors in more than seven Italian companies whose financial instruments are quoted in stock exchange markets in Italy may not be elected auditors.	5. Those who occupy more administration and control posts that the limit established by the law may not be elected auditors.	Specific consequence of the introduction of new legal provisions regarding the limitation of the number of administration and control engagements of auditors and the appointment of the Chairman of the Board of Statutory Auditors.
6. The shareholders lodging the lists must deliver, prior to the Meeting and at	6. The shareholders lodging the lists must deliver, at least two free days prior	

latest by the time established for the beginning of the Meeting, the documentation attesting their position as shareholders.	to the Meeting, the documentation attesting their position as shareholders.	
7. The lists presented without complying with the preceding provisions will not be entered for voting.	7. Unchanged.	
8. Each person with right to vote may vote for one list only.	8. Unchanged.	
9. The auditors are elected as follows: a) from the list which has obtained the highest number of votes there will be taken, in the progressive order in which they appear in the list, two regular auditors and one alternate; b) from the second list which has obtained the highest number of votes in the Meeting, there will be taken, in the progressive order in which they appear in the list, the remaining regular auditor and the other alternate auditor. If more than one list has obtained the same number of votes, a new vote will be cast between the lists by all the shareholders attending the Meeting, and the candidates in the list that obtain the simple majority of votes will be elected.	9. Unchanged.	
10. The Chairmanship of the Board of Statutory Auditors will be taken by the first candidate on the list that has obtained the highest number of votes.	10. The candidate in first place in the section on candidates for Standing Auditor in the second list that has obtained the highest number of votes is elected Chairman of the Board of Statutory Auditors	
11. If only one list is presented, the Meeting shall express its vote on the basis of this. If such list obtains a relative majority, the first three candidates appearing in progressive order in the relative section will be elected regular auditors, and the two candidates appearing in progressive order in the relevant section will be elected alternate auditors. The person coming first in the list of candidates for regular auditors will be elected Chairman of the Board of Statutory auditors.	11. Unchanged.	

In case of death, waiver or forfeiture of a regular auditor, the person to succeed will be the alternate auditor elected to first place. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors.		
12. If there are no lists, the Board of Statutory Auditors and its Chairman will be appointed by the Meeting through a legal majority.	12. Unchanged.	
13. If more than one list has been presented, in case of death, waiver or forfeiture of an auditor, the person to succeed will be the alternate auditor coming from the same list as the outgoing auditor. In the hypothesis of replacement of the Chairman, the Board of Statutory Auditors shall choose and appoint the new Chairman from among its members, who will remain in office until the following Shareholders' Meeting which shall pass resolution for completing the Board of Statutory Auditors.	13. Unchanged.	
14. Should it not be possible to proceed with the replacement according to the aforementioned criteria, or if it is necessary to proceed in accordance with the law, a Meeting shall be called to replace the members of the Board of Statutory Auditors. The resolution will be passed by relative majority.	14. Unchanged.	
15. The Meeting determines the emoluments due to the auditors, as well as the reimbursement of the costs incurred in carrying out the appointed tasks.	15. Unchanged.	
16. The powers and the duties of auditors are those established in law.	16. Unchanged.	
	OFFICER IN CHARGE OF THE PREPARATION OF CORPORATE ACCOUNTING DOCUMENTS	

	Article 28) **The Board of Directors, after hearing the opinion of the Board of Statutory Auditors, appoints an officer in charge of the preparation of corporate accounting documents. The Board grants the officer in charge of the preparation of corporate accounting documents adequate powers and means to perform the duties assigned to said person pursuant to the law and regulations.** The officer in charge of the preparation of corporate accounting documents is subject to the provisions which regulate the responsibility of directors in relation to the duties assigned to them, without prejudice to actions performed with regard to the working relationship with the Company.	Regulation, in compliance with new legal provisions, of the officer in charge of the preparation of corporate accounting documents.
MONITORING ACCOUNTS **Article 28)** Accounts are monitored by an Auditing Firm. For the appointment, the tasks, the powers and the responsibility, the relative Laws are to be applied.	**MONITORING ACCOUNTS** **Article 29)** Unchanged.	Renumbering due to the introduction of new article 28).
FINANCIAL STATEMENTS AND PROFITS **Article 29)** 1. The company's fiscal periods close as of December 31 of each year. 2. At the end of each period, the Directors must prepare the financial statements for the period pursuant to law.	**FINANCIAL STATEMENTS AND PROFITS** **Article 30)** Unchanged.	Renumbering due to the introduction of new article 28).
Article 30) 1. The net profit resulting from the financial statements, having made a provision no lower than 5% (five per cent) to the legal reserve until this amounts to a fifth of the share capital, is attributed to the shareholders pro quota, unless the shareholders' meeting passes a	**Article 31)** Unchanged.	Renumbering due to the introduction of new article 28).

special resolution in favour of the extraordinary reserve or for any other destination, or otherwise resolves to carry it partly or wholly forward to the following period. 2. The shareholders' meeting can also resolve, pursuant to Article 2349 of the Italian Civil Code, to extraordinarily allocate profits to a free issue of ordinary shares for a nominal amount equalling such profit.		
Article 31) The Board of Directors can decide to distribute advance payments on dividends in the ways and form complying with the law.	**Article 32)** Unchanged.	Renumbering due to the introduction of new article 28).
Article 32) Unpaid dividends are prescribed on the company's behalf within five years from the date they become receivable.	**Article 33)** Unchanged.	Renumbering due to the introduction of new article 28).
DISSOLUTION AND LIQUIDATION & DEFINITIVE REGULATIONS **Article 33)** If, at any time and for any reason whatsoever, the company is dissolved, the shareholders' meeting lays down the liquidation procedure and appoints one or more liquidators, setting out their powers and fees.	**DISSOLUTION AND LIQUIDATION & DEFINITIVE REGULATIONS** **Article 34)** Unchanged.	 Renumbering due to the introduction of new article 28).
Article 34) For all matters not covered by these Bylaws, reference should be made to the relevant provisions in law.	**Article 35)** Unchanged.	Renumbering due to the introduction of new article 28).

for the Board of Directors

the Chairman

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

**AUDITORS' REPORT PURSUANT TO ART. 156
OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998**

**To the Shareholders of
MEDIASET S.p.A.**

We have audited the consolidated financial statements of Mediaset S.p.A. and subsidiaries (the Mediaset Group), which comprise the balance sheet as at December 31, 2005, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. These consolidated financial statements represent Mediaset S.p.A.'s first annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present for comparative purposes the corresponding data for the year 2004 prepared in accordance with IFRS. In addition, the explanatory note "Transition to the International Accounting Standards (IAS/IFRS)" to the consolidated financial statements explains the effects of transition to IFRS as adopted by the European Union and includes the reconciliation statements required by IFRS 1, previously approved by the Board of Directors and published as an attachment to the Mediaset Group's Quarterly Report for the 1st Quarter 2005, which we have audited and on which we issued a special purpose auditors' report dated May 23rd, 2005.

In our opinion, the consolidated financial statements present fairly the financial position of the Mediaset Group as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted by the European Union.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
March 29th, 2006

This report has been translated into the English language solely for the convenience of international readers.



Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: + 39 02 83322111
Fax: + 39 02 83322112

www.deloitte.it

AUDITORS' REPORT PURSUANT TO ART. 156 OF LEGISLATIVE DECREE No. 58 OF FEBRUARY 24, 1998

To the Shareholders of
MEDIASET S.p.A.

We have audited the financial statements of Mediaset S.p.A. (the Company) as of December 31, 2005. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

For the opinion on the financial statements of the prior year, which are presented for comparative purposes as required by law, reference should be made to the auditors' report issued by us on April 11, 2005.

In our opinion, the financial statements present fairly the financial position of Mediaset S.p.A. as of December 31, 2005, and the results of its operations for the year then ended in accordance with the Italian law governing financial statements.

DELOITTE & TOUCHE S.p.A.

Signed by
Arienti Patrizia
Partner

Milan, Italy
March 29th, 2006

This report has been translated into the English language solely for the convenience of international readers.

MEDIASET S.p.A.

Milan - Via Paleocapa, 3

Share Capital EUR 614,238,333 wholly paid-up


RECEIVED
CORPORATE FINANCE

****

REPORT OF THE STATUTORY AUDITORS TO THE GENERAL MEETING CALLED TO APPROVE THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

(article 153 of Law Decree no.58/98)

Dear Shareholders,

During the year we have performed the duties required by law, taking into account the code of conduct recommended by the National Councils of Professional Accountants and Bookkeepers.

In particular:

- We monitored compliance with the law, the corporate articles of association and the principles of correct administration;
- We attended the General Meetings, the Board of Directors' meetings and the Executive Committee's meetings, while the directors provided periodical information about operations, foreseeable developments and the transactions with the greatest impact on the income statement, balance sheet and financial position of the Company. We made sure that all the actions approved and implemented were not incautious or risky, that they did not involve any potential conflicts of interest and were neither in contrast to the resolutions passed by General Meetings nor such as to undermine the integrity of the Company's equity;
- We obtained knowledge of and monitored, to the extent of our responsibilities, the adequacy of the Company's organisational

structure. This involved direct observation, information gathering and discussions with the external auditors Deloitte & Touche S.p.A. in order to exchange data and information. No aspects of importance emerged;

- We assessed and monitored the adequacy of the internal control system, of the activities performed by the people in charge of the internal control and accounting system and ensured that this system was reliable in that it properly reflected operations. This involved gathering information, reviewing company documents and analysing the results of the work performed by the external auditors. We also held regular meetings with the head of the internal control department and obtained information about reviews performed at subsidiary companies. We also took part in the meetings of the Internal Control Committee;
- We examined the adequacy of the instructions issued to subsidiary companies. These instructions enabled them to promptly provide the parent company with information enabling it to meet its legal obligations regarding communication;
- We checked that the statutory and consolidated financial statements as at December 31st, 2005, and the Report on Operations were prepared and structured in accordance with the law. This was based on direct checks and on information provided by the external auditors.

During our review work as described above we did not come across any significant matters for censure or any omissions that would require being reported to external supervisory bodies or mentioned at this point.

In 2005, no relevant facts were communicated to us by the agency in charge of monitoring the efficacy, compliance and update of the

organisation, management and control model under Law Decree no. 231/01.

Moreover, in accordance with the recommendations issued by CONSOB, the Board of Statutory Auditors states the following:

- No atypical and/or unusual transactions were observed with other Group companies or with related parties;
- The information provided by the Board of Directors, including transactions with other Group companies and related parties, are considered complete. More specifically, these operations are to be considered as connected to and regarding the fulfilment of corporate objectives. The characteristics and the economic effects of such ordinary transactions are specified in the notes to the financial statements and are considered as in line with the interests of the Company.

  Furthermore, we have not identified any conflicts of interest or any transactions which could have a significant effect on the income statement, balance sheet or financial position of the company;
- the company some time ago introduced the self-disciplinary code of the Corporate governance committee of companies listed by Borsa Italiana S.p.A., as reported in the report of the Board of Directors on the subject, and has begun a review of said code in order to align it with current best practices;
- During the year:
  - the Board of statutory auditors held regular meetings and exchanged information with the external auditors Deloitte & Touche S.p.A. Though we have not yet seen their audit report on the statutory and consolidated financial statements, we have every reason to believe

that it will express a clean opinion;

- the Board of Statutory Auditors expressed opinions according to articles 2389, clause 3, of the Italian Civil code and article 159 of Law Decree no. 58/98;
- the Board of Directors met 6 times, the Executive Committee met 6 times and the Board of Statutory Auditors met 15 times;
- besides auditing the statutory financial statements, the consolidated financial statements and the interim report, the company entrusted Deloitte & Touche SpA with the following additional tasks:
  - non-recurrent auditing of the IFRS reconciliation tables, for a fee of EUR 166,000;
  - verification pursuant to signing the Tax Returns and Form 770 regarding fiscal 2004, for a fee of EUR 3,120;
  - to provide technical assistance to the company's work group for the purposes of verifying the main IFRS differences on the statutory financial statements of group companies, for a fee of EUR 168,000;
- the company engaged Deloitte Consulting SpA, which forms part of the international network to which the firm of auditors belongs, to provide technical assistance regarding the transition to TFR-IAS 19, for a fee of EUR 47,300;
- the statutory auditors have not received any reports pursuant to article 2408 of the Italian civil code or representations.

Considering the above, to the extent of our responsibilities, the Board of Statutory Auditors has not found any reason against approving the financial statements at December 31, 2005, reporting profit for the year of EUR 1,411,777,506, and the proposal for the distribution of dividends

drafted by the Board of Directors, also in consideration of available company reserves.

Milan , March 17th , 2006

THE BOARD OF STATUTORY AUDITORS

(Dtt. Achille Frattini, Chairman)

(Dott. Francesco Antonio Giampaolo)

(Prof. Riccardo Perotta)